EXECUTION VERSION

EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

by and among

COACH, INC.,

CHELSEA MERGER SUB INC.,

and

KATE SPADE & COMPANY

_________________________

Dated as of May 7, 2017

_________________________

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TABLE OF CONTENTS

i
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Annexes
Annex I    Offer Conditions
Exhibits
Exhibit A    Certificate of Incorporation

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INDEX OF DEFINED TERMS

Term	Section
2017 Bonuses	6.5(c)
Acceptable Confidentiality Agreement	9.1(a)
Acceptance Time	1.1(g)
Adverse Recommendation Change	6.4(c)
Affiliate	9.1(b)
Agreement	Preamble
Alternative Acquisition Agreement	6.4(c)
Alternative Interests	4.8(a)
Antitrust Laws	9.1(c)
Applicable Antitrust Laws	4.6
Applicable Exchange	9.1(d)
Assumed MSU Award	3.3(d)
Assumed PSU Award	3.3(c)
Assumed RSU Award	3.3(b)
Available Transaction Financing	6.20(a)(ii)
Balance Sheet Date	4.11(a)
Book-Entry Shares	3.1(c)(ii)
Business Day	9.1(e)
Certificate of Merger	2.3
Certificates	3.1(c)(ii)
Chosen Courts	9.5
Closing	2.2
Closing Date	2.2
Code	3.2(f)
Commitment Letter	5.6(a)
Common Stock	9.1(f)
Company	Preamble
Company 401(k) Plan	6.5(h)
Company Assets	4.7
Company Benefit Plan	4.15(a)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Disclosure Letter	IV
Company Equity Awards	9.1(g)
Company Equity Plans	9.1(h)
Company Financial Advisor	4.24
Company Material Adverse Effect	9.1(i)
Company MSU Award	9.1(j)
Company Option	9.1(k)
Company Organizational Documents	9.1(l)
Company Permits	4.22(a)
Company PSU Award	9.1(m)
Company Related Parties	9.1(n)

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Term	Section
Company RSU Award	9.1(o)
Company SEC Reports	4.9
Company Severance Plan	6.5(e)
Company Termination Fee	8.7(b)
Confidentiality Agreement	6.3(c)
Continuation Period	6.5(a)
Continuing Employee	6.5(a)
Contract	9.1(q)
Contracting Party	9.16
Conveyance Taxes	6.10
D&O Insurance	6.6(c)
Damages	6.6(b)
DGCL	Recitals
Dissenting Shares	3.4(a)
Effect	9.1(i)
Effective Time	2.3
Enforceability Exceptions	9.1(r)
Engagement Letters	5.6(c)
Environmental Law	4.18
ERISA	4.15(a)
ERISA Affiliate	9.1(t)
Exchange Act	1.1(a)
Excluded Shares	3.1(b)
Expenses	6.10
Expiration Date	1.1(c)
Extension Deadline	1.1(d)
Equity Award Exchange Ratio	91(r)
Financing Sources	5.6(a)
Foreign Competition Law	4.6
FTC	6.8(c)
GAAP	4.10(a)(ii)
Governmental Authority	9.1(u)
Governmental Authorizations	4.6
Hazardous Substances	9.1(v)
House Mark	9.1(w)
HSR Act	4.6
Indemnified Parties	6.6(a)
Individual Severance Agreement	6.5(e)
Initial Expiration Date	1.1(c)
Intellectual Property	9.1(x)
Intervening Event	9.1(y)
IRS	4.15(b)

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Term	Section
IT Systems	9.1(z)
Key Employees	9.1(aa)
Knowledge	9.1(bb)
Law	9.1(cc)
Legal Actions	4.13
Liabilities	4.11
License Agreement	4.14(o)
Licensed Intellectual Property	9.1(dd)
Liens	9.1(ee)
Material Contracts	4.14
Material Customer	4.25
Material Supplier	4.25
Maximum Premium	6.6(c)
Merger	2.1
Merger Consideration	3.1(c)(i)
Minimum Tender Condition	Annex I
New Plans	6.5(f)
Non-Party Affiliates	9.16
Non-U.S. Benefit Plan	4.15(a)
OFAC Sanctions Regulations	4.28(a)
Offer	Recitals
Offer Commencement Date	1.1(a)
Offer Conditions	1.1(b)
Offer Documents	1.1(f)
Offer Price	Recitals
Offer to Purchase	1.1(b)
Old Plans	6.5(f)
Option Consideration	3.3(a)
Option Payment Amount	3.3(a)
Option Payment Date	3.3(a)
Option Payment Right	3.3(a)
Orders	9.1(ff)
Owned Intellectual Property	9.1(gg)
Parent	Preamble
Parent Assets	5.4
Parent Common Stock	9.1(gg)
Parent Contracts	5.4
Parent Material Adverse Effect	9.1(ii)
Paying Agent	3.2(a)
Paying Agent Agreement Payment Fund	3.2(a) 3.2(b)
Permits	4.22(a)
Permitted Lien	9.1(jj)
Person	9.1(kk)
Preferred Stock	4.8(a)

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Term	Section
Products	4.22(c)
Purchaser	Preamble
Real Property Leases	4.20(b)
Representatives	9.1(ll)
Required Financial Information	6.20(b)(iii)
Required Payment Amount	5.6(a)
Restraint Authority	7.1(a)
Retention Program	6.5(d)
Retired Debt	5.6(a)
Revolving Credit Facility	9.1(mm)
Schedule 14D-9	1.2(a)
Schedule TO	1.1(f)
SEC	1.1(f)
Securities Act	4.9
Share	Recitals
Software	9.1(oo)
Stockholder List Date	1.2(b)
Subsidiary	9.1(pp)
Superior Proposal	9.1(qq)
Suppliers	4.22(c)
Surviving Bylaws	2.6
Surviving Charter	2.5
Surviving Corporation	2.1
Takeover Proposal	9.1(rr)
Tax	9.1(ss)
Tax Returns	9.1(tt)
Taxes	9.1(ss)
Termination Date	8.2(a)
Transaction Financing	5.6(b)
Transaction Litigation	6.13
Transactions	Recitals
Term Credit Facility	9.1(uu)
WARN Act	4.16(b)
Willful and Material Breach	9.1(vv)

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AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER, dated as of May 7, 2017 (as amended, modified or restated, the “Agreement”), by and among Coach, Inc., a Maryland corporation (“Parent”), Chelsea Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), and Kate Spade & Company, a Delaware corporation (the “Company”).
RECITALS
WHEREAS, the board of directors of the Company (the “Company Board”), at a meeting thereof duly called and held, has unanimously (a) determined that this Agreement and the Offer (as defined below), the Merger (as defined below) and the other transactions contemplated by this Agreement (collectively, the “Transactions”) are advisable, fair to and in the best interest of the Company and its stockholders, (b) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), approved the terms and conditions of this Agreement and the Transactions and declared it advisable that the Company enter into this Agreement and consummate the Transactions, and authorized the execution, delivery and performance of this Agreement, (c) resolved that this Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (d) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares into the Offer, on the terms and subject to the conditions of this Agreement (the “Company Board Recommendation”);
WHEREAS, the board of directors of Purchaser, at a meeting thereof duly called and held, has approved and declared advisable, and the board of directors of Parent, the sole stockholder of Purchaser, at a meeting thereof duly called and held, has adopted this Agreement and the Transactions on the terms and subject to the conditions set forth in this Agreement;
WHEREAS, on the terms and subject to the conditions set forth herein, Parent has agreed to cause Purchaser to commence a tender offer (as it may be extended, amended or supplemented from time to time as permitted by, and in accordance with the terms of, this Agreement, the “Offer”) to purchase any and all of the issued and outstanding shares of Common Stock (each, a “Share”), at a price per share equal to $18.50 (less any required Tax withholdings as provided in Section 3.2(f)), without any interest thereon (such amount as may be increased pursuant to Section 1.1(b), the “Offer Price”);
WHEREAS, following the Acceptance Time, the parties intend that Purchaser will be merged with and into the Company on the terms and subject to the conditions set forth in this Agreement (with the Merger being governed by Section 251(h) of the DGCL);
WHEREAS, the Company has entered into a letter agreement with each of the Key Employees, in a form previously agreed, which will become effective immediately upon the Acceptance Time (as defined below); and

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WHEREAS, the Company, Parent and Purchaser desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.
Accordingly, in consideration of the mutual representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:
ARTICLE I
THE OFFER
Section 1.1     The Offer.
(a)Unless this Agreement shall have been terminated in accordance with Article VIII, and subject to the Company having complied with its obligations set forth in Section 1.2(b), as promptly as reasonably practicable after the date of this Agreement but in no event later than fifteen (15) Business Days after the date of this Agreement, Purchaser shall, commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934 (the “Exchange Act”)), the Offer to purchase all of the outstanding Shares at a price per Share equal to the Offer Price. The date on which Purchaser commences the Offer (within the meaning of Rule 14d-2 under the Exchange Act) is referred to as the “Offer Commencement Date.”
(b)The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment, purchase and pay for, any Shares validly tendered and not withdrawn pursuant to the Offer are subject only to the satisfaction or waiver (to the extent permitted under applicable Law and this Agreement) pursuant to the terms hereof of the conditions set forth in Annex I (the “Offer Conditions”), and no other conditions. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms and conditions set forth in this Agreement, including the Offer Conditions. Purchaser expressly reserves the right (but shall not be obligated) at any time and from time to time, in its sole discretion to (i) increase the amount of cash constituting the Offer Price, (ii) waive (to the extent permitted by applicable Laws) any Offer Condition (other than the Minimum Tender Condition) and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of the Company, Parent and Purchaser shall not (A) reduce the number of Shares subject to the Offer, (B) reduce the amount of the Offer Price, (C) amend, modify or waive the Minimum Tender Condition, (D) impose additional conditions to the Offer in addition to the Offer Conditions, or amend or modify any Offer Condition in any manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or materially impair the ability of Parent or Purchaser to consummate the Offer, (E) except as otherwise required or expressly permitted by this Section 1.1, extend or otherwise modify the Expiration Time,

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(F) change the form of consideration payable in the Offer, (G) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act or (H) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects the holders of Shares. The Offer may not be withdrawn or otherwise terminated prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer, unless this Agreement is terminated in accordance with Article VIII.
(c)Subject to the terms and conditions thereof, the Offer shall initially be scheduled to expire at 11:59 p.m., New York Time, on the date that is twenty (20) Business Days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the Offer Commencement Date (unless otherwise agreed to in writing by Parent and the Company) (the “Initial Expiration Date,” and such date or such subsequent date to which the Initial Expiration Date of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”).
(d)Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties’ respective termination rights under Article VIII:

(i)if, on the Initial Expiration Date or any then-effective Expiration Date, any of the Offer Conditions shall not have been satisfied or waived (to the extent permitted by applicable Laws) in accordance with this Agreement, Purchaser shall extend the Offer for one or more successive periods of not more than ten (10) Business Days per extension (the length of such period to be determined by Purchaser, with such period to end at 5:00 p.m., New York Time, on the final Business Day of such period), or for such longer period as the parties may agree, in order to permit the satisfaction of the Offer Conditions (it being understood, for the avoidance of doubt, that the Offer shall not be extended pursuant to this clause (i) if all Offer Conditions have been satisfied or waived (to the extent permitted by applicable Laws) in accordance with this Agreement); provided that if all Offer Conditions have been satisfied other than the Minimum Tender Condition, Purchaser shall not be required to extend the Offer pursuant to this provision by more than twenty (20) additional Business Days in the aggregate; or
(ii)Purchaser shall extend the Offer from time to time for the minimum period required by any applicable Law, rule, regulation, interpretation or position of the SEC or its staff or rules of the Applicable Exchange applicable to the Offer;
provided, however, that in no event shall Purchaser: (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of this Agreement in compliance with Article VIII and (y) the time that Parent is entitled to terminate this Agreement pursuant to Section 8.2(a) (such earlier occurrence, the “Extension Deadline”) or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company. Purchaser shall not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of the Company.

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(e)Nothing in this Section 1.1 shall be deemed to impair, limit or otherwise restrict in any manner the right of the Company, Parent or Purchaser to terminate this Agreement pursuant to Article VIII. In the event that this Agreement is validly terminated pursuant to Article VIII, Purchaser shall promptly, irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser in accordance with the terms of this Agreement prior to the acceptance for payment of the Shares tendered in the Offer, Purchaser shall promptly return, and shall cause any depository acting on behalf of Purchaser to promptly return, in accordance with applicable Law, all tendered Shares to the registered holders thereof.
(f)As promptly as practicable on the Offer Commencement Date, Parent and Purchaser shall (i) file with the Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase, the form of the related letter of transmittal and summary advertisement, if any, and other customary ancillary documents with respect to the Offer and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares as and to the extent required by applicable Law. Parent and Purchaser agree that they shall use reasonable best efforts to cause the Schedule TO and all exhibits, amendments or supplements thereto (which together constitute the “Offer Documents”) filed by either Parent or Purchaser with the SEC (x) to comply in all material respects with the Exchange Act and other applicable Law and (y) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by Parent or Purchaser with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents. Each of Parent, Purchaser and the Company agrees to use reasonable best efforts to (A) respond promptly to any comments of the SEC or its staff with respect to the Offer Documents, (B) promptly correct any information provided by it for use in the Offer Documents if and to the extent it becomes aware that such information shall have become false or misleading in any material respect, and (C) take all steps necessary to promptly cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case, as and to the extent required by applicable Law. Subject to Section 6.4, the Company hereby consents to the inclusion of the Company Board Recommendation in the Offer Documents. The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Company, its Subsidiaries and stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 1.1(f). The Company and its counsel shall be given reasonable opportunity to (A) review and comment on the Offer Documents (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to each filing thereof with the SEC, and (B) participate in the response of Parent and Purchaser to those comments and to provide comments on that response (which response shall include all comments reasonably proposed by the Company and its counsel),

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including by participating with Parent, Purchaser or their counsel in any discussions or meetings with the SEC or other Governmental Authorities to the extent such participation is not prohibited by the SEC, applicable Law or other Governmental Authorities. Parent and Purchaser agree to provide the Company and its counsel with any comments (including oral comments) Parent, Purchaser or their counsel may receive from the SEC or its staff or any other Governmental Authorities with respect to the Offer Documents promptly after receipt of those comments (including oral comments). Each of Parent and Purchaser shall use reasonable best efforts to respond promptly to any comments (including oral comments) of the SEC or its staff with respect to the Offer Documents or the Offer.
(g)On the terms and subject to the conditions of this Agreement and the Offer, including satisfaction or, to the extent waivable (to the extent permitted by applicable Laws) under the terms of this Agreement, by Purchaser or Parent, waiver of each of the Offer Conditions, (i) prior to 9:00 a.m., New York City time, on the Business Day (determined using Rule 14d-1(g)(3) under the Exchange Act) immediately following the Expiration Time, Purchaser shall, irrevocably accept for purchase and payment (the time of acceptance for payment, the “Acceptance Time”) all Shares validly tendered and not properly withdrawn pursuant to the Offer and (ii) at or as promptly as practicable following the Acceptance Time (but in any event within three (3) Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) thereafter) Purchaser shall cause the Paying Agent to pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer. Parent shall provide or cause to be provided to the Paying Agent, at the Acceptance Time, the funds that, when taken together with available cash of the Company and its Subsidiaries, are necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to fulfill all of Purchaser’s obligations under this Agreement. The Offer Price shall be paid net of any applicable withholding Taxes payable in respect thereof.
(h)If at any time during the period between the date of this Agreement and the Acceptance Time, any change in the number of outstanding Shares shall occur by reason of any reclassification, recapitalization, reorganization, stock split (including a reverse stock split), combination, exchange, readjustment of shares or other similar transaction, or any stock dividend or stock distribution (including any dividend or distribution of securities convertible into or exchangeable for Shares) is declared with a record date during such period, then the Offer Price shall be proportionally and equitably adjusted, without duplication, to reflect such change.
Section 1.2     Company Actions.
(a)On the Offer Commencement Date, the Company shall (1) file with the SEC, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, except as permitted by Section 6.4, shall contain the Company Board Recommendation and include the fairness opinion of the Company’s financial advisor referenced in Section 4.24 and a notice of the procedures for holders of Dissenting Shares to demand appraisal in accordance with Section 262 of the DGCL and

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(2) cause the Schedule 14D-9 and related documents to be disseminated to the holders of Shares as and to the extent required by applicable Law, and shall set the Stockholder List Date as the record date for purposes of receiving the notice required by Section 262(d)(2) of the DGCL. The Company agrees to use reasonable best efforts to cause the Schedule 14D-9 (i) to comply in all material respects with the Exchange Act and other applicable Law and (ii) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Schedule 14D-9. Each of Parent, Purchaser and the Company agrees to use reasonable best efforts to (A) respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9, (B) promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent it becomes aware that such information shall have become false or misleading in any material respect, and (C) take all steps necessary to promptly cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case, as and to the extent required by applicable Law. Parent and Purchaser shall promptly furnish or otherwise make available to the Company or the Company’s legal counsel all information concerning Parent or Purchaser that may be required or reasonably requested in connection with any action contemplated by this Section 1.2(a). Parent and its counsel shall be given reasonable opportunity to (A) review and comment on the Schedule 14D-9 (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC and (B) participate in the response of the Company to those comments and to provide comments on that response (which response shall include all comments reasonably proposed by Parent and Purchaser and their counsel), including by participating with the Company or its counsel in any discussions or meetings with the SEC or other Governmental Authorities to the extent such participation is not prohibited by the SEC or other Governmental Authorities. The Company agrees to provide Parent and its counsel with any comments (including oral comments) the Company or its counsel may receive from the SEC or its staff or any other Governmental Authorities with respect to the Schedule 14D-9 promptly after receipt of those comments (including oral comments). The Company shall use reasonable best efforts to respond promptly to any comments (including oral comments) of the SEC or its staff with respect to the Schedule 14D-9.
(b)    The Company shall promptly after the date hereof (in any event at least five (5) Business Days prior to the anticipated Offer Commencement Date) furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) as Parent may reasonably request in connection with the Offer and the Merger (the date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, the “Stockholder List Date”). The Company shall provide such other reasonable assistance for purposes of

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disseminating the Offer Documents as Parent may reasonably request. Except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions and as required by applicable Law or any Governmental Authority, Parent and Purchaser and their agents shall hold in confidence the information contained in any such labels, listings and files in accordance with the terms of the Confidentiality Agreement, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request by the Company, deliver, and shall use their reasonable best efforts to cause their agents to deliver, to the Company (or in each case destroy) all copies and any extracts or summaries from such information then in their possession or control, and, if requested by the Company, promptly certify to the Company in writing that all such material has been returned or destroyed.
(c)    The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Purchaser effective immediately after the Acceptance Time.
ARTICLE II
THE MERGER
Section 2.1     The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL (including Section 251(h) thereof), at the Effective Time, (a) Purchaser shall be merged with and into the Company (the “Merger”), (b) the separate corporate existence of Purchaser shall cease and the Company shall continue its corporate existence under the DGCL as the surviving corporation in the Merger (the “Surviving Corporation”) and (c) the Surviving Corporation shall become a wholly-owned Subsidiary of Parent. The Merger shall be governed by Section 251(h) of the DGCL and the certificate of merger shall be filed immediately following the Acceptance Time or, if the Secretary of State of the State of Delaware is not accepting such filings at the Acceptance Time, as soon thereafter as such filings may be made. The parties agree to take all necessary action to cause the Merger to become effective as soon as practicable following the Acceptance Time without a meeting of the Company’s stockholders, as provided in Section 251(h) of the DGCL.
Section 2.2    Closing. Subject to the satisfaction or waiver (to the extent permitted by Law) of all of the conditions to closing contained in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to such conditions being able to be satisfied), the closing of the Merger (the “Closing”) shall take place as soon as practicable after the Acceptance Time but in any event no later than the date of the payment for the Shares tendered in the Offer, at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, at 10:00 a.m. (New York City time) or at such other place and time as Parent and the Company may agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.”

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Section 2.3    Effective Time. At the Closing, Parent and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed, signed, acknowledged and filed with the Secretary of State of the State of Delaware in such form as is required by the relevant provisions of the DGCL, and shall make all other deliveries, filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other subsequent date or time as Parent and the Company may agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).
Section 2.4    Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the applicable provisions of DGCL. From and after the Effective Time, the Surviving Corporation shall possess all of the rights, powers, privileges, franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Purchaser, all as provided in the DGCL.
Section 2.5    Certificate of Incorporation. At the Effective Time and without any further action on the part of the Company, Parent or Purchaser, the certificate of incorporation of the Company shall be amended and restated to read in its entirety as set forth on Exhibit A and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation (the “Surviving Charter”), until amended as provided in the Surviving Charter or by applicable Law (but subject to Section 6.8).
Section 2.6    Bylaws. The bylaws of Purchaser in effect immediately before the Effective Time shall be, from and after the Effective Time (with the name of the corporation changed to “Kate Spade & Company”), the bylaws of the Surviving Corporation (the “Surviving Bylaws”), until amended as provided in the Surviving Charter and the Surviving Bylaws and by applicable Law (but subject to Section 6.8).
Section 2.7    Directors. The parties shall take all requisite action so that the directors of Purchaser immediately before the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.
Section 2.8    Officers. The officers of Purchaser immediately before the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.

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ARTICLE III
EFFECT OF THE MERGER ON CAPITAL STOCK
Section 3.1    Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the holder of any shares of capital stock of Purchaser or the Company:
(a)Conversion of Purchaser Capital Stock. Each share of common stock, par value $0.01 per share, of Purchaser issued and outstanding immediately before the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and such shares shall constitute the only outstanding shares of common stock in the Surviving Corporation.
(b)Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Common Stock owned by the Company or any of its wholly-owned Subsidiaries or by Parent or any of its wholly-owned Subsidiaries immediately prior to the Effective Time (collectively, the “Excluded Shares”) shall be cancelled automatically and shall cease to exist, and no consideration shall be paid for such Excluded Shares.
(c)Conversion of Common Stock.
(i)Each Share issued and outstanding immediately before the Effective Time (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive in cash an amount per share of Common Stock equal to the Offer Price (subject to any applicable withholding Tax), without interest (the “Merger Consideration”) upon surrender, in accordance with the terms of this Agreement, of the Certificates, Book-Entry Shares or affidavit of loss in lieu thereof and such other documents required by this Agreement or reasonably requested by the Paying Agent.
(ii)All Shares that have been converted pursuant to Section 3.1(c)(i) shall be cancelled automatically and shall cease to exist, and the holders of (A) certificates which immediately before the Effective Time represented such Shares (the “Certificates”) or (B) Shares represented by book-entry (the “Book-Entry Shares”) shall cease to have any rights with respect to those Shares, other than the right to receive the Merger Consideration in accordance with Section 3.2.
(d)Equitable Adjustment. If at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding Shares shall occur by reason of any reclassification, recapitalization, reorganization, stock split (including a reverse stock split), combination, exchange, readjustment of shares or other similar transaction, or any stock dividend or stock distribution (including any dividend or distribution of securities convertible into or exchangeable for Shares) is declared with a record date during such period, then the

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Merger Consideration shall be proportionally and equitably adjusted, without duplication, to reflect such change.
Section 3.2    Surrender of Certificates and Book-Entry Shares.
(a)Paying Agent. Not less than three (3) Business Days before the Acceptance Time, Parent shall (i) select a bank or trust company, satisfactory to the Company in its reasonable discretion, to act as the paying agent in the Merger (the “Paying Agent”) and (ii) enter into a paying agent agreement with the Paying Agent on terms and conditions that are satisfactory to the Company and Parent, each in its reasonable discretion (the “Paying Agent Agreement”). Parent shall be responsible for all fees and expenses of the Paying Agent.

(b)Payment Fund. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Certificates and Book-Entry Shares, Company Options and other Company Equity Awards, for payment in accordance with this Article III through the Paying Agent, cash in immediately available funds sufficient for the payment of the aggregate Merger Consideration. Such funds provided to the Paying Agent are referred to as the “Payment Fund.” The Paying Agent shall make payments of the Merger Consideration related to the Merger out of the Payment Fund in accordance with this Agreement and the Paying Agent Agreement. The Payment Fund shall not be used for any other purpose.
(c)Payment Procedures.
(i)Letter of Transmittal. As soon as reasonably practicable, and in any event within three (3) Business Days, after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of Shares converted into the right to receive the Merger Consideration pursuant to Section 3.1(c)(i): (A) a letter of transmittal in customary form, specifying that delivery shall be effected, and risk of loss and title to such holder’s shares shall pass, only upon proper delivery of Certificates (or affidavit of loss in lieu thereof) to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal and (B) instructions for surrendering such Certificates, Book-Entry Shares or affidavits of loss in lieu thereof in exchange for the Merger Consideration multiplied by the number of Shares evidenced by such Certificate, Book-Entry Share or affidavit of loss in lieu thereof.
(ii)Surrender of Shares. Upon surrender of a Certificate, Book-Entry Share or affidavit of loss in lieu thereof for cancellation pursuant to the Merger to the Paying Agent, together with a duly executed letter of transmittal and any other documents reasonably required by the Paying Agent, the holder of that Certificate or Book-Entry Share shall be entitled to receive, and the Paying Agent shall promptly pay in exchange therefor, an amount of cash in immediately available funds equal to the number of shares of Common Stock represented by such Certificate or Book-Entry Share (or affidavits of loss in lieu thereof) multiplied by the Merger Consideration. Any Certificates and Book-Entry

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Shares so surrendered shall be cancelled immediately. No interest shall accrue or be paid on any amount payable upon surrender of Certificates or Book-Entry Shares.
(iii)Unregistered Transferees. If the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, then the Merger Consideration may be paid to such a transferee so long as (A) the surrendered Certificate or Book-Entry Share, as applicable, is properly endorsed and presented to the Paying Agent or is otherwise in proper form for transfer and is accompanied by all documents reasonably required by Parent to evidence and effect such transfer and (B) the Person requesting such payment (x) pays any applicable transfer Taxes or (y) establishes to the reasonable satisfaction of Parent and the Paying Agent that all such transfer Taxes have already been paid or are not applicable.

(iv)No Other Rights. Until surrendered in accordance with this Section 3.2(c), each Certificate and each Book-Entry Share shall be deemed, from and after the Effective Time to represent only the right to receive the Merger Consideration applicable thereto in accordance with this Agreement. Any Merger Consideration paid upon the surrender of any Certificate or Book-Entry Share shall be deemed to have been paid in full satisfaction of all rights pertaining to such Certificate or Book-Entry Share and, in the case of a Certificate, the Shares formerly represented by it.
(d)Lost, Stolen or Destroyed Certificates. If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation or the Paying Agent, the execution and delivery by such Person of a customary indemnity agreement to provide indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall make payments of the Merger Consideration to such Person in respect of the Shares represented by such Certificate in accordance with this Article III.
(e)No Further Transfers. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the Shares that were outstanding immediately before the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for transfer, they shall be cancelled and exchanged for the Merger Consideration as provided in this Article III.
(f)Required Withholding. Parent, Purchaser, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement such amounts as they are required to deduct or withhold therefrom under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable Tax Law. To the extent that any amounts are so deducted and withheld and paid to the appropriate Governmental Authorities, those amounts shall be treated as having been paid to the Person in respect of whom such deduction or withholding was made for all purposes under this Agreement.

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(g)No Liability. None of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for any amount properly paid to a public official under any applicable abandoned property, escheat or similar Law.
(h)Investment of Payment Fund. The Paying Agent shall invest the Payment Fund solely as directed by Parent; provided, that such investment shall be in obligations of, or guaranteed by, the United States of America, in commercial paper obligations of issuers organized under the Law of a state of the United States of America, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10 billion, or in mutual funds investing solely in such assets and, in any such case, no such instrument shall have a maturity exceeding three (3) months. Any such investment shall be for the benefit, and at the risk, of Parent, and any interest or other income resulting from such investment shall be for the benefit of Parent; provided, that no such investment or loss thereon shall affect the Merger Consideration payable hereunder and Parent shall promptly provide, or shall cause the Surviving Corporation to promptly provide, additional funds to the Paying Agent for the benefit of the holders of Common Stock and Company Equity Awards immediately prior to the Effective Time such that the Payment Fund has immediate access to sufficient funds necessary to satisfy the obligations of Parent and the Surviving Corporation under this Article III.
(i)Termination of Payment Fund. Any portion of the Payment Fund that remains unclaimed by the holders of Certificates or Book-Entry Shares one (1) year after the Effective Time shall be delivered by the Paying Agent to Parent upon demand. Thereafter, any holder of Certificates or Book-Entry Shares who has not complied with this Article III shall look only to Parent and the Surviving Corporation, which shall remain responsible for payment of the applicable Merger Consideration deliverable in respect of each former share of Common Stock such stockholder holds pursuant to Section 3.1(c) as determined pursuant to this Agreement, in each case, without any interest thereon.
Section 3.3    Company Equity Awards.
(a)Company Options. As of the Effective Time, each Company Option that is outstanding immediately before the Effective Time, whether or not then exercisable or vested, by virtue of the Merger and without any action by Parent, Purchaser, the Company or the holder of that Company Option, shall be cancelled and converted into the right (the “Option Payment Right”) to receive from Parent or the Surviving Corporation an amount in cash (the “Option Payment Amount”), if any, without interest, equal to the product of the Option Consideration (as defined below) multiplied by the aggregate number of Shares subject to such Company Option immediately before the Effective Time, which Option Payment Amount will be paid, as soon as practicable following the Effective Time. Notwithstanding the foregoing, any Company Option with a per share exercise price that is equal to or greater than the Merger Consideration shall be canceled for no consideration. “Option Consideration”

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means the excess, if any, of the Merger Consideration over the per share exercise price of the applicable Company Option. The payment of the Option Payment Amount shall be reduced by any income or employment Tax withholding required under the Code or any applicable state, local or foreign Tax Law. To the extent that any amounts are so withheld and paid to the appropriate Governmental Authorities, those amounts shall be treated as having been paid or provided to the holder of that Company Option for all purposes under this Agreement.
(b)Company RSU Awards. Except as otherwise provided on Section 3.3 of the Company Disclosure Letter, as of the Effective Time, each Company RSU Award that is outstanding immediately before the Effective Time, by virtue of the Merger and without any action by Parent, Purchaser, the Company or the holder of that Company RSU Award, shall be converted as of the Effective Time into a restricted stock unit (the “Assumed RSU Award”) on the same terms and conditions (including applicable vesting requirements) under the Company Equity Plans and award agreements evidencing such Company RSU Awards as applied to each such Company RSU Award immediately prior to the Effective Time, with respect to the number of shares of Parent Common Stock that is equal to the number of shares of Common Stock subject to the Company RSU Award immediately prior to the Effective Time multiplied by the Equity Award Exchange Ratio (rounded to the nearest whole share).
(c)Company PSU Awards. Except as otherwise provided on Section 3.3 of the Company Disclosure Letter, as of the Effective Time, each Company PSU Award that is outstanding immediately before the Effective Time, by virtue of the Merger and without any action by Parent, Purchaser, the Company or the holder of that Company PSU Award, shall be converted as of the Effective Time into a restricted stock unit (the “Assumed PSU Award”) on the same terms and conditions (other than any performance conditions, but all time vesting conditions remain applicable) under the Company Equity Plans and award agreements evidencing such Company PSU Awards as applied to each such Company PSU Award immediately prior to the Effective Time, with respect to the number of shares of Parent Common Stock that is equal to the number of shares of Common Stock subject to the Company PSU Award (assuming for this purpose that performance in respect of all such outstanding Company PSU Awards was achieved at a level that resulted in a payout of 100% of the target award) multiplied by the Equity Award Exchange Ratio (rounded to the nearest whole share).
(d)Company MSU Awards. Except as otherwise provided on Section 3.3 of the Company Disclosure Letter, as of the Effective Time, each Company MSU that is outstanding immediately before the Effective Time, by virtue of the Merger and without any action by Parent, Purchaser, the Company or the holder of that Company MSU, shall be converted as of the Effective Time into a restricted stock unit (the “Assumed MSU Award”) on the same terms and conditions (other than any performance conditions, but all time vesting conditions remain applicable) under the Company Equity Plans and award agreements evidencing such Company MSU Awards as applied to each such Company MSU Award immediately prior to the Effective Time, with respect to the number of shares of Parent Common Stock that is equal to the number of shares of Common Stock subject to the Company MSU Award (assuming for this purpose that

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performance in respect of all such outstanding Company MSU Awards was achieved at a level that resulted in a payout of 100% of the target award) multiplied by the Equity Award Exchange Ratio (rounded to the nearest whole share).
(e)At or prior to the Effective Time, the Company, the board of directors of the Company and the compensation committee of the board of directors of the Company (the “Compensation Committee”), as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of Sections 3.3(a), 3.3(b), 3.3(c), and 3.3(d). Prior to the Effective Time, the Company shall deliver to the holders of the Company Options, Company RSU Awards, Company PSU Awards and Company MSU Awards any notices required pursuant to the relevant Company Equity Plans and award documents. Parent shall reserve for issuance a number of shares of Parent Common Stock at least equal to the number of shares of Parent Common Stock that will be subject to Assumed RSU Awards, Assumed PSU Awards, and Assumed MSU Awards as a result of the actions contemplated by this Section 3.3. No later than the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor form, or if Form S-8 is not available, other appropriate forms) with respect to the shares of Parent Common Stock subject to such Assumed RSU Awards, Assumed PSU Awards, and Assumed MSU Awards and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectuses or prospectuses contained therein) for so long as such Assumed RSU Awards, Assumed PSU Awards, and Assumed MSU Awards remain outstanding.
Section 3.4    Dissenting Shares.
(a)Notwithstanding any provision of this Agreement to the contrary (but subject to the other provisions of this Section 3.4), any Shares issued and outstanding immediately prior to the Effective Time for which the holder thereof has properly demanded the appraisal of such Shares in accordance with, and has complied in all respects with, the DGCL (collectively, the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration in accordance with Section 3.1(c). At the Effective Time, (A) all Dissenting Shares shall be cancelled and cease to exist and (B) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the DGCL.
(b)Notwithstanding the provisions of Section 3.4(a) if, following the Effective Time, any holder of Dissenting Shares effectively withdraws or loses such appraisal rights (through failure to perfect such appraisal rights or otherwise), then that holder’s shares (i) shall be deemed no longer to be Dissenting Shares and (ii) shall be treated as if they had been converted automatically at the Effective Time into the right to receive the Merger Consideration upon surrender of the Certificate formerly representing such Shares or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, in each case in accordance with Section 3.2.
(c)The Company shall give Parent (i) prompt notice of any written demands for appraisal of any Shares, any withdrawals of such demands and any

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other instrument served on the Company under the DGCL and (ii) the right to control all negotiations and proceedings with respect to such demands for appraisal, provided that the Company shall have the right to participate in any such negotiations and proceedings. Except to the extent required by applicable Law, the Company shall not voluntarily offer to make or make any payment with respect to any such demands for appraisal or otherwise settle and such demands without the prior written consent of Parent.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in (x) the corresponding section of the confidential disclosure letter delivered by the Company to Parent and Purchaser prior to the execution of this Agreement (the “Company Disclosure Letter”), it being agreed that disclosure of any item in any section of the Company Disclosure Letter (whether or not an explicit cross reference appears) shall be deemed to be disclosure with respect to, and shall be deemed to apply to and qualify, any other representation or warranty made in Article IV, to which the relevance of such item is reasonably apparent on the face of such disclosure or (y) the Company SEC Reports publicly filed with the SEC by the Company after the Company’s 2014 fiscal year end and publicly available (via the SEC’s EDGAR service) at least two (2) Business Days prior to the date of this Agreement (excluding statements in any “Forward-Looking Statements” or “Risk Factors” sections or any other disclosures contained therein to the extent that such statements are cautionary, predictive or forward-looking in nature but, for the purpose of clarification, including and giving effect to any factual or historical statements included in any such statements), the Company represents and warrants to Parent and Purchaser that:
Section 4.1    Organization and Power. The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.
Section 4.2    Organization and Power of Subsidiaries; Foreign Qualifications. Each of the Subsidiaries of the Company is duly organized, validly existing and, except as would not have a Company Material Adverse Effect, in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where such qualification is necessary, except where failure to be so qualified or in good standing would not have a Company Material Adverse Effect.
Section 4.3    Corporate Authorization. Assuming that the representations and warranties of Parent and Purchaser contained in Section 5.5(c) are true and correct, the Company has all necessary corporate power and authority to enter into this Agreement and, assuming the Merger is consummated in accordance with

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Section 251(h) of the DGCL, to perform its obligations hereunder and to consummate the Transactions. The Company Board at a meeting duly called and held has unanimously adopted resolutions that: (1)  determined that the Transactions are advisable, fair to and in the best interests of the Company and its stockholders, (2) in accordance with the DGCL, approved the terms and conditions of this Agreement and the Transactions and declared it advisable that the Company enter into this Agreement and consummate the Transactions, and authorized the execution, delivery and performance of this Agreement, (3)  resolved that this Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and the Merger shall be consummated as soon as practical after the Acceptance Time and (4) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares into the Offer (it being understood that nothing in this clause (iv) shall in any way limit the Company Board’s rights under Section 6.4). Assuming that the representations and warranties of Parent and Purchaser contained in Section 5.5(c) are true and correct, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company.
Section 4.4    Enforceability. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company, subject to the Enforceability Exceptions.
Section 4.5    Subsidiaries. Section 4.5 of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, indicating its jurisdiction of incorporation or formation. Each of the Subsidiaries of the Company is wholly-owned by the Company, directly or indirectly, free and clear of any Liens (other than Permitted Liens). The Company does not own, directly or indirectly, any capital stock of, or any other securities convertible into or exercisable or exchangeable for capital stock of any Person other than the Subsidiaries of the Company.
Section 4.6    Governmental Authorizations. Assuming that the representations and warranties of Parent and Purchaser contained in Section 5.3 are true and correct and the Merger is consummated in accordance with Section 251(h) of the DGCL, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions do not and will not require any consent, approval or other authorization of, or filing with or notification to (collectively, “Governmental Authorizations”), any Governmental Authority, other than: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transaction business, (ii) any filings and reports that may be required in connection with this Agreement and the Transactions under the Securities Act, the Exchange Act or under state securities Laws or “blue sky” Laws, (iii) any filings or other compliance with the Applicable Exchange rules and regulations, (iv) compliance with and filings under the pre-merger notification required under the Hart‑Scott‑Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (v) compliance with and filings under (a) the foreign competition Laws set forth on Section 4.6 of the Company Disclosure Letter (such foreign competition

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Laws, together with the HSR Act, the “Applicable Antitrust Laws”) and (b) applicable foreign investment Law (clauses (a) and (b) collectively, “Foreign Competition Law”) and (vi) where the failure to obtain such Governmental Authorizations would not have a Company Material Adverse Effect.
Section 4.7    Non-Contravention. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions do not and will not (a) contravene or conflict with, or result in any violation or breach of, any provision of the Company Organizational Documents, (b) contravene or conflict with, or result in any violation or breach of, any Law applicable to the Company or any of its Subsidiaries or by which any assets of the Company or any of its Subsidiaries (“Company Assets”) are bound, in each case assuming that all Governmental Authorizations described in Section 4.6 have been obtained or made prior to the Acceptance Time or Effective Time, as applicable, (c) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, or require any consent, approval or other authorization of, or filing with or notification to, any Person under, any Contracts or (d) result in the creation of, or require the creation of, any Lien (other than any Permitted Liens) upon any equity interests, assets or property of the Company or any of its Subsidiaries, other than in the case of clauses (b), (c) and (d) of this Section 4.7, as would not have a Company Material Adverse Effect.
Section 4.8    Capitalization.
(a)The Company’s authorized capital stock consists solely of (i) 250,000,000 Shares and (ii) 50,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). As of May 5, 2017, (A) 128,604,671 Shares were issued and outstanding, (B) 47,832,563 Shares were held in treasury by the Company or any of its Subsidiaries, (C) 620,160 Shares were reserved for issuance upon the exercise of Company Options, (D) a maximum of 3,053,203 Shares were issuable upon vesting of issued and outstanding Company Equity Awards (other than Company Options) and (E) no shares of Preferred Stock were issued and outstanding. As of May 5, 2017, 5,098,434 Shares were available under the Company Equity Plans to be subject to Company Equity Awards but not yet granted under such Company Equity Plans. Except as set forth above, as of the date hereof, there are no issued, reserved for issuance, or outstanding (i) shares of capital stock or other equity securities of the Company, (ii) securities convertible into, or exchangeable or exercisable for, shares of capital stock or other equity securities of the Company or any of its Significant Subsidiaries, (iii) subscriptions, warrants, calls, options, or other rights, commitments or agreements to acquire from the Company or any of its Significant Subsidiaries, or other obligations of the Company or any of its Significant Subsidiaries to issue, any capital stock, or other equity securities, or securities convertible into or exchangeable for, capital stock or other equity securities of the Company or any of its Significant Subsidiaries or (iv) share appreciation rights, performance units, contingent value rights, “phantom” stock, or similar rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other equity securities of the Company or any of its Significant Subsidiaries (“Alternative Interests”).

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(b)All issued and outstanding Shares of the Company and all Shares and other equity interests of the Company that are subject to issuance, upon issuance prior to the Effective Time in accordance with the terms and subject to the conditions specified in the instruments under which they are issuable (i) are, or upon issuance will be, duly authorized, validly issued, fully paid and non-assessable and (ii) are not, or upon issuance will not be, subject to, and were not issued in violation of or upon issuance will not be issued in violation of, any purchase option, call option, right of first refusal, subscription rights, pre-emptive right or similar right.
(c)Each outstanding share of capital stock or other equity interest of each Subsidiary of the Company is duly authorized, validly issued, and if applicable fully paid and non-assessable and were not issued in violation of and are not subject to, any purchase option, call option, right of first refusal, subscription rights, pre-emptive right or similar right.
(d)There are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any Shares or capital stock or other equity interest of the Company or any Subsidiary of the Company or (ii) to provide any funds to or make any investment (including in respect of any unsatisfied subscription obligation or capital contribution or capital account funding obligation) in (A) any Subsidiary of the Company that is not wholly owned by the Company or (B) any other Person.
(e)There are no voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party with respect to the voting, issuance, transfer, delivery or registration of any shares of capital stock or other equity securities of the Company or any of its Subsidiaries. There are no bonds, debentures, notes or other indebtedness issued by the Company or any of its Subsidiaries that entitle the holder thereof to vote together with stockholders of the Company on any matters with respect to the Company.
(f)Section 4.8(f) of the Company Disclosure Letter sets forth a true and complete list of all Company Options, Company RSU Awards, Company MSU Awards, Company PSU Awards, and any other awards issued under a Company Equity Plan then outstanding, specifying on a holder-by-holder basis (i) the name of such holder, (ii) the number of Shares subject to each such award at both target and maximum level (to the extent applicable), (iii) the grant date of each such award, (iv) the vesting schedule of each such award (including any acceleration relating to termination of employment or change in control), and (v) the exercise price for each such Company Option and the applicable grant price for each Company MSU Award.
(g)Each Company Option (A) was granted in compliance with all applicable Laws and, in all material respects, all of the terms and conditions of the Company Equity Plan pursuant to which it was issued, (B) has an exercise price per Share equal to or greater than the fair market value of a Share on the date of such grant, and (C) has a grant date identical to or after the date on which the Company’s board of

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directors or compensation committee, as applicable, actually awarded such Company Option.
Section 4.9    SEC Reports. The Company has timely filed or furnished, as applicable, with the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) all forms, reports, schedules, statements, certifications and other documents in each case required to be filed or furnished by the Company with the SEC (collectively, the “Company SEC Reports”) since December 31, 2014. Except to the extent corrected by subsequent Company SEC Reports filed with the SEC prior to the date hereof, such Company SEC Reports (a) were or will be prepared in all material respects in accordance with the applicable requirements of the Securities Act of 1933 (the “Securities Act”), the Exchange Act and other applicable Law, each as in effect on the date so filed or furnished and (b) did not or will not, at the time they were or are filed or furnished, or if amended or restated, at the time of such later amendment or restatement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any periodic forms, reports, schedules, statements or other documents with the SEC. Prior to the date of this Agreement, the Company has made available to Parent copies of all comment letters received by the Company from the SEC (or the staff of the SEC) or FINRA (or the staff of FINRA) since December 31, 2014, together with all written responses of the Company to the SEC or FINRA, as applicable. As of the date hereof, there are no outstanding or unresolved comments in any such comment letter and, to the Knowledge of the Company, none of the Company SEC Reports is the subject of any ongoing review by the SEC.
Section 4.10    Financial Statements; Internal Controls.
(a)The audited consolidated financial statements (including the related notes and schedules thereto) of the Company and its consolidated Subsidiaries included in the Company SEC Reports since December 31, 2014:
(i)as of their respective filing dates with the SEC (or, if such Company SEC Reports were amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the consolidated financial statements that are amended or restated therein), complied as to form in all material respects with applicable accounting requirements and the rules and regulations of the SEC;
(ii)were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be expressly indicated in the notes to those financial statements or, in the case of unaudited statements, as permitted by Form 10-Q under the Exchange Act, and except that the unaudited statements may not contain certain footnotes and are

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subject to normal, year-end recurring audit adjustments which are not expected to be material individually or in the aggregate); and
(iii)fairly presented (except as may be expressly indicated in the notes thereto and subject in the case of unaudited statements to normal, recurring year-end audit adjustments which are not expected to be material individually or in the aggregate) in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations, stockholders equity and cash flows for the periods then ended.
(b)The Company has established and maintains a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Such internal controls over financial reporting are designed to provide reasonable assurance that (i) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (ii) receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company, (iii) any unauthorized use, acquisition or disposition of the Company’s consolidated assets that could have a material effect on the financial statements would be detected or prevented in a timely manner and (iv) records are maintained in reasonable detail to accurately and fairly reflect the transactions and dispositions of the consolidated assets of the Company. The Company has disclosed, based on the most recent evaluation of its principal executive officer and its principal financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (i) all known “significant deficiencies” and “material weaknesses” (both terms as defined by the Public Company Accounting Oversight Board Interim Standard AU 325 parts 2 and 3) in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls, which disclosures have been provided to Parent prior to the date hereof.
(c)The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act; such disclosure controls and procedures are designed to ensure that material information required to be included in reports filed by the Company under the Exchange Act is made known to the Company’s principal executive officer and its principal financial officer, and such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to the material information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Exchange Act and ensuring such information is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

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(d)Since December 31, 2014, the Company has not received any oral or written notification of any “material weakness” or “significant deficiency” in the Company’s internal control over financial reporting or any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. There is no outstanding “material weakness” or “significant deficiency” that the Company’s independent accountants certify has not been appropriately and adequately remedied by the Company
(e)The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of the Applicable Exchange.
Section 4.11    Liabilities. There are no liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (collectively, “Liabilities”), of the Company or any of its Subsidiaries, including “off-balance sheet arrangements” as defined in Item 303(a) of Regulation S-K of the SEC, other than:
(a)Liabilities reflected or reserved against in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of April 1, 2017 (the “Balance Sheet Date”) or the footnotes thereto set forth in the Company SEC Reports;
(b)Liabilities incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice;
(c)Liabilities incurred in connection with the Transactions or expressly contemplated by this Agreement to be incurred by the Company;
(d)Liabilities disclosed in, related to or arising under any Contract to which the Company or any of its Subsidiaries is a party (other than to the extent arising from a breach thereof by the Company or such Subsidiary of the Company);
(e)Liabilities disclosed in Section 4.11 of the Company Disclosure Letter; and
(f)other Liabilities that would not have a Company Material Adverse Effect.
Section 4.12    Absence of Certain Changes. Except as expressly permitted or required by this Agreement, since the Balance Sheet Date, through the date hereof, (a) the Company and each of its Subsidiaries have conducted their business, in all material respects, in the ordinary course consistent with past practice (except with respect to this Agreement and discussions, negotiations and transactions related thereto), (b) there has not been any Company Material Adverse Effect and (c) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement would require consent of Parent under Section 6.1(a) through 6.1(e), 6.1(g), 6.1(h), 6.1(k) through 6.1(o) or 6.1(r).

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Section 4.13    Litigation. As of the date hereof, there are no legal action, investigation, review, arbitration, litigation, suit or other civil or criminal proceedings (collectively, “Legal Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any Person who the Company or any of its Subsidiaries has indemnified (whether by contract or operation of law) that is reasonably likely to have a Company Material Adverse Effect. As of the date hereof, there are no Orders, outstanding against the Company, any of its Subsidiaries or any Person who the Company or any of its Subsidiaries has indemnified (whether by contract or operation of law) or, by which any Company Assets are bound that would have a Company Material Adverse Effect.
Section 4.14    Material Contracts. Section 4.14 of the Company Disclosure Letter sets forth a true and complete list of all of the following types of Contracts (x) to which the Company or any of its Subsidiaries is a party as of the date of this Agreement or (y) by which the Company Assets are bound as of the date of this Agreement (in each case, other than any Company Benefit Plan) (collectively, the Contracts required to be so disclosed, the “Material Contracts”):
(a)Contracts that are required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10)(i) of Regulation S-K under the Securities Act or required to be disclosed by the Company in a Current Report on Form 8-K since the Balance Sheet Date and before the date hereof;
(b)Contracts (i) containing a covenant limiting the freedom of the Company or any of its Subsidiaries (or following the Acceptance Time or the Effective Time will restrict the ability of Parent or any of its Subsidiaries) to engage or compete in any line of business or in any geographic area or with any Person, other than minor restrictions that are immaterial to the Company or any of its Subsidiaries; or (ii) pursuant to which the Company or any of its Subsidiaries (or following the Acceptance Time or the Effective Time will restrict the ability of Parent or any of its Subsidiaries) grants “most favored nation” status, any right of first refusal, option to purchase, exclusivity or any similar right to a third party;
(c)Contracts between the Company or any Subsidiary of the Company, on the one hand, and any officer, director or Affiliate (other than a wholly owned Subsidiary of the Company) of the Company or any Subsidiary of the Company or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, except for any Company Benefit Plans;
(d)Contracts under which the Company or any Subsidiary of the Company has agreed to indemnify or hold harmless any director or officer of the Company or any of its Subsidiaries (other than pursuant to the certificate of incorporation or bylaws or equivalent governing documents of the Company or any of its Subsidiaries);
(e)Contracts under which any Person (other than the Company or any of its Subsidiaries) has directly or indirectly guaranteed outstanding Liabilities of

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the Company or any of its Subsidiaries (which guarantee obligation exceeds $3,000,000, other than endorsements for the purpose of collection in the ordinary course of business);
(f)Contracts under which the Company or any Subsidiary of the Company has directly or indirectly guaranteed outstanding Liabilities of any Person (other than the Company or any wholly-owned Subsidiary of the Company) (which guarantee obligation exceeds $3,000,000, other than endorsements for the purpose of collection in the ordinary course of business);
(g)Contracts under which the Company or the applicable Subsidiary of the Company has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness to, any Person (other than the Company or any of its wholly owned Subsidiaries), in any such case which the outstanding balance, individually, is in excess of $3,000,000;
(h)Contracts under which the Company or the applicable Subsidiary of the Company, directly or indirectly, has agreed to make after the date hereof any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries and other than extensions of trade credit in the ordinary course of business), in any such case which, individually, is in excess of $3,000,000;
(i)Contracts that require (i) the future acquisition, or lease from another Person or future disposition, (ii) lease to another Person of any assets or capital stock or other equity interests, or (iii) other Contracts that relate to an acquisition or similar transaction which contain “earn-out” obligations with respect to the Company or any of its Subsidiaries, in the case of each of (i), (ii) and (iii), after the date hereof with a value in excess of $3,000,000;
(j)Contracts involving future expected expenditures by the Company or any of its Subsidiaries of more than $3,000,000 in any one-year period following the date hereof;
(k)Contracts involving any material collective bargaining agreement or other material Contract with any labor union;
(l)Material Real Property Leases;
(m)Contracts governing or otherwise effecting any partnership or joint venture;
(n)Contracts governing or otherwise effecting any collaboration, co-promotion, strategic alliance or design project contract, which, in each case, is material to the Company and its Subsidiaries, taken as a whole;
(o)Contracts involving the license to the Company or any of its Subsidiaries of any technology or Intellectual Property of any Person (other than the Company or any of its Subsidiaries) with a value in excess of $3,000,000;

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(p)Contracts involving the licensing by a third party of any Intellectual Property of the Company or any of its Subsidiaries, in each case with a value in excess of $3,000,000; and
(q)Contracts under which the Company or any Subsidiary of the Company has granted to a third party any exclusive or material non-exclusive license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Owned Intellectual Property.
The Company has made available to Parent prior to the date of this Agreement, a true and complete copy of each Material Contract (including all amendments thereto) as in effect on the date of this Agreement. Each Material Contract is, subject to the Enforceability Exceptions, a valid and binding agreement of the Company or its applicable Subsidiary and, to the Knowledge of the Company, the other parties thereto, except where failure to be valid and binding would not have a Company Material Adverse Effect. None of the Company, its applicable Subsidiary and, to the Knowledge of the Company, any other party thereto, is in breach or default under any such Material Contract, in each case except as would not have a Company Material Adverse Effect.
Section 4.15    Benefit Plans.
(a)Section 4.15(a) of the Company Disclosure Letter lists all material Company Benefit Plans other than an employment agreement, severance agreement or offer letter that (x) does not provide for any post-termination severance compensation and benefits, except as required by law or (y) as of the date hereof, does not provide for an outstanding guaranteed bonus in excess of $25,000. For purposes of this Agreement a “Company Benefit Plan” is, whether or not written, (i) any “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (whether or not such “employee benefit plan” is subject to ERISA), (ii) any offer letter or compensation, stock purchase, stock option, equity or equity-based compensation, severance, employment, consulting, change-of-control, bonus, incentive, deferred compensation, retention, cash or other allowance and other employee benefit plan, agreement, program or policy, whether or not subject to ERISA, (iii) any plan, agreement, program or policy providing vacation benefits, insurance (including any self-insured arrangements), medical, dental, vision or prescription benefits, disability or sick leave benefits, life insurance, employee assistance program, workers’ compensation, supplemental unemployment benefits and post-employment or retirement benefits (including compensation, pension or insurance benefits) or (iv) any material loan to or for the benefit of an employee, officer or director of the Company or any of its Subsidiaries, in each case (A) under which any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries has any right to benefits or (B) which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries makes or is required to make contributions or with respect to which the Company or any of its Subsidiaries has any material Liability. Each Company Benefit Plan that is maintained primarily for the benefit of an employee, officer, director or other

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service provider who is primarily located outside of the United States shall be identified on Section 4.15(a) of the Company Disclosure Letter (each a “Non-U.S. Benefit Plan”).
(b)With respect to each material Company Benefit Plan, except as set forth on Section 4.15(b) of the Company Disclosure Letter, if applicable, the Company has made available to Parent true and complete copies of (i) the plan document or a written description thereof and any amendments thereto, (ii) the most recent summary plan description, (iii) the two most recent annual report on Form 5500 (including all schedules), (iv) the most recent annual audited financial statements and opinion, (v) if the Company Benefit Plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the Internal Revenue Service (the “IRS”), (vi) any related trust or funding agreements or insurance policies and (vii) any material non-routine correspondence between the Company and the Department of Labor or the IRS relating to any Company Benefit Plan. With respect to each Company Benefit Plan set forth on Section 4.15(b) of the Company Disclosure Letter, the Company shall use reasonable best efforts to provide copies of the documents listed in the preceding sentence as soon as reasonably possible within 45 days following the date of this Agreement and prior to the Effective Time.
(c)Neither the Company nor any of its Subsidiaries or ERISA Affiliates maintains, sponsors, administers or contributes to (or is required to sponsor, maintain, administer or contribute to), or has within the preceding six (6) years maintained, sponsored or contributed to, or has any Liability under or with respect to, (i) any employee benefit plan subject to Section 412 or Section 430 of the Code or Title IV of ERISA, (ii) any multiemployer plan (as defined in Section 3(37) of ERISA), or (iii) any multiple employer plan (within the meaning of Section 210 of ERISA or Section 413(c) of the Code). Neither the Company nor any of its Subsidiaries has any Liability as a result of any time being considered a single employer with any other Person under Section 414 of the Code.
(d)Each Company Benefit Plan has been maintained in compliance with its terms and with ERISA, the Code and other applicable Law in all material respects. With respect to each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code (i) a favorable determination or opinion letter has been issued by the IRS with respect to such qualification, (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code and (iii) except as would not be material to the Company and its Subsidiaries, taken as whole, no event has occurred since the date of such qualification or exemption that would adversely affect such qualification or exemption.
(e)Neither the Company nor any of its Subsidiaries has any Liability with respect to, and no Company Benefit Plan provides, health, medical, life insurance or death benefits to current or former employees or other individual service providers of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA or Section 4980B of the Code, or any similar state group health plan continuation Law, the cost of which is fully

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paid by such current or former employees or other individual service providers or their dependents.
(f)Except as set forth in Section 3.3, the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not (either alone or in combination with another event) (i) result in any payment from the Company or any of its Subsidiaries becoming due, or increase the amount of any compensation due, to any current or former employee, director or independent contractor of the Company or any of its Subsidiaries, (ii) increase any benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment, vesting of any material compensation or benefits or forgiveness of indebtedness with respect to any current or former employee, director or independent contractor of the Company or any of its Subsidiaries, or (iv) result in any funding, through a grantor trust or otherwise, of any compensation or benefits to any current or former employee, director or independent contractor of the Company or any of its Subsidiaries under any Company Benefit Plan.
(g)No Company Benefit Plan provides for and none of the Company nor any of its Subsidiaries is otherwise obligated to provide any gross-up or reimbursement of Taxes under Section 4999 of the Code. The Company has provided to Parent good faith estimates of the amount of any “excess parachute payments” within the meaning of Section 280G of the Code that could reasonably be expected to become payable to the Company’s “disqualified individuals” (within the meaning of Section 280G of the Code) in connection with the transactions contemplated by this Agreement, whether contingent or otherwise.
(h)Each agreement, contract or other arrangements, whether or not a Company Benefit Plan, to which the Company or any of its Subsidiaries is a party that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code, has been maintained in compliance in all material respects with Section 409A of the Code and the regulations thereunder and no amounts under any such agreement, contract or arrangement is or has been subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code. The Company is not party to, or otherwise obligated under, any agreement, contract or arrangement that provides for the gross-up of Taxes or related interest imposed by Section 409A(a)(1)(B) of the Code. No material deduction by the Company or any Subsidiary in respect of any “applicable employee remuneration” (within the meaning of Section 162(m) of the Code) is subject to disallowance by reason of Section 162(m) of the Code.
(i)All officers of the Company and its Subsidiaries and employees of the Company and its Subsidiaries engaged in product development who are currently actively employed or who were employed by the Company at any time during the three-year period prior to the date hereof have entered into a written agreement with the Company to maintain in confidence all confidential or proprietary information (as defined in such agreements) acquired by them in the course of their employment or service and either assign to the Company all inventions made by them during such employment or service pursuant to such written agreement (to the extent permitted by

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applicable Law), or are otherwise bound by applicable Law to assign all such inventions to the Company.
(j)Except as would not be reasonably expected to result in material Liability to the Company, all Non-U.S. Benefit Plans and all plans or arrangements applicable to employees outside of the United States that are mandated by applicable Law (i) have been maintained in all material respects in accordance with all applicable requirements (including applicable Law), (ii) that are intended to qualify for special Tax treatment meet all material requirements for such treatment, and (iii) that are required to be funded and/or book -reserved are funded and/or book -reserved in all material respects, as appropriate, based upon reasonable actuarial assumptions.
(k)There are no pending, or, to the Knowledge of the Company, threatened, Legal Action against or involving any Company Benefit Plan, other than ordinary claims for benefits by participants and beneficiaries or as would not result in material Liability to the Company.
Section 4.16    Labor Relations.
(a)As of the date of this Agreement, (i) no employee of the Company or any of its Subsidiaries is represented by a union and, to the Knowledge of the Company, no union organizing efforts are currently being conducted, (ii) neither the Company nor any of its Subsidiaries is a party to, and is not currently negotiating any entry into, any material collective bargaining agreement or other labor Contract, and (iii) no strike, picket, work stoppage, work slowdown or other organized labor dispute exists in respect of the Company or any of its Subsidiaries that would be material to the Company and its Subsidiaries, taken as a whole. There is no pending material charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable U.S. or foreign Governmental Authority, and none of the Company and its Subsidiaries are a party, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices.
(b)Except as would not be reasonably expected to result in material Liability for the Company, (i) each of the Company and its Subsidiaries is in compliance with all applicable Law relating to the employment of labor, including all applicable Law relating to wages, hours (including classification of employees), collective bargaining, employment discrimination, civil rights, fair labor standards, safety and health, workers’ compensation, pay equity, wrongful discharge or violation of rights of employees, former employees or prospective employees, and the collection and payment of withholding or social security taxes, and (ii) neither the Company nor any of its Subsidiaries has incurred any Liability or obligation under the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state or local Law within the six (6) months prior to the date of this Agreement that remains unsatisfied.

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Section 4.17    Taxes.
(a)All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, correct and complete in all material respects.
(b)The Company and its Subsidiaries have fully and timely paid all material Taxes required to have been paid, except for Taxes contested in good faith by appropriate proceedings and for which adequate reserves have been established in the financial statements contained in the Company SEC Reports in accordance with GAAP.
(c)All material Taxes required to be withheld by the Company or any of its Subsidiaries have been withheld and, to the extent required, have been paid over to the appropriate Governmental Authority.
(d)There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, material Taxes due from the Company or any of its Subsidiaries for any taxable period and no written request for any such waiver or extension is currently pending.
(e)No audit or other proceeding by any Governmental Authority is pending or, to the Knowledge of the Company, threatened in writing with respect to any material Taxes due from or with respect to the Company or any of its Subsidiaries.
(f)All deficiencies for material Taxes asserted or assessed in writing against the Company or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent financial statements contained in the Company SEC Reports.
(g)There are no material Liens for Taxes upon the assets or properties of the Company or any of its Subsidiaries, except for Permitted Liens.
(h)During the two (2) year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” in a distribution of shares intended to qualify for tax-free treatment under Section 355 of the Code.
(i)Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated U.S. federal income tax return (other than a group the common parent of which was the Company or one of its Subsidiaries); (ii) is party to any agreement providing for the sharing, allocation or indemnification of any Tax, other than (A) any such agreement solely among the Company and any of its Subsidiaries or (B) any customary commercial agreement not relating primarily to Taxes that was entered into in the ordinary course of business; or

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(iii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor or by contract.
(j)Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.
(k)As of April 1, 2017 (and to the knowledge of the Company, as of the date hereof), neither the Company nor any of its Subsidiaries has any limitation on the use of any net operating loss, Tax credit or other similar item under Section 382, 383 or 1502 of the Code or the Treasury Regulations promulgated thereunder, or under any other provision of Law, excluding any limitation arising solely from the Transactions. As of December 31, 2016, the Company and its Subsidiaries had a net operating loss carryforward for U.S. federal income tax purposes as set forth in Section 4.17(k) of the Company Disclosure Letter.
Section 4.18    Environmental Matters. Since December 31, 2014, the operations of the Company and each of its Subsidiaries have complied with applicable Law relating to pollution, contamination or protection of the environment, employee health and safety and the release, emission, handling and storage of Hazardous Substances (collectively, “Environmental Law”), in each case, except as would not have a Company Material Adverse Effect. The Company and its Subsidiaries possess all Permits required under Environmental Law necessary for their respective operations, and such operations are in compliance with applicable Permits, except in each case as would not have a Company Material Adverse Effect. No Legal Action arising under or pursuant to Environmental Law is pending, or to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries or any Person who the Company or any of its Subsidiaries has indemnified (whether by contract or operation of law) except for such Legal Actions as would not have a Company Material Adverse Effect. To the Knowledge of the Company, no condition exists or has existed (including any release, spill discharge or emission) on any property owned or operated by the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries is otherwise liable which has given rise to, or would reasonably be expected to give rise to, any Liability under Environmental Law, except for such condition as would not have a Company Material Adverse Effect.
Section 4.19    Intellectual Property.
(a)Section 4.19(a) of the Company Disclosure Letter sets forth a list of all (i) Owned Intellectual Property that is registered, issued or the subject of a pending application for registration; and (ii) social media accounts and usernames.
(b)Either the Company or one of its Subsidiaries (i) exclusively owns and possesses all right, title and interest in and to the Owned Intellectual Property, free and clear of all Liens (other than (x) Permitted Liens, (y) Contracts described in Section 4.14(q) and (z) non-exclusive licenses and other non-

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exclusive grants of rights to use of Owned Intellectual Property, in each case granted in the ordinary course of business consistent with past practice) or (ii) has a valid license to use the Licensed Intellectual Property, except as would not have a Company Material Adverse Effect.
(c)As of the date of this Agreement, (i) there is no Legal Action pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries (x) alleging that the Company has infringed, misappropriated or otherwise violated any Intellectual Property, or other proprietary right, title or interest of any third party or (y) challenging the validity or enforceability of, or the Company’s or the applicable Subsidiary’s right, title or interest to, any Owned Intellectual Property, (ii) to the Knowledge of the Company, no Person is infringing upon, misappropriating or otherwise violating the Company’s or any Subsidiary’s right in any Owned Intellectual Property (including the House Marks), except as would not have a Company Material Adverse Effect and (iii) neither the Company nor any of its Subsidiaries is currently infringing upon or misappropriating, and has not in the three years prior to the Closing Date, any material Intellectual Property of any Person.
(d)The IT Systems used by the Company and its Subsidiaries are sufficient in all respects for the Company and its Subsidiaries’ current needs in the operation of its business as presently conducted, the Company and its Subsidiaries have the right to use their respective IT Systems, and, to the Knowledge of the Company, in the past twelve (12) months, there have been no material failures, crashes, security breaches or other adverse events affecting the IT Systems which has caused disruption to the business of the Company and its Subsidiaries, except in each case as would not have a Company Material Adverse Effect. The Company and its Subsidiaries provide for the back-up and recovery of material data and have implemented disaster recovery plans, procedures and facilities and, as applicable, have taken reasonable steps to implement such plans and procedures.
(e)Except as would not have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries is in material compliance with all applicable Laws in the jurisdictions in which it operates regarding its collection, use and protection of data and, to the Knowledge of the Company, (ii) no Person has gained unauthorized access to the IT Systems of the Company or its Subsidiaries or made any unauthorized use of any data maintained therein.
Section 4.20    Real Property.
(a)Neither the Company nor any of its Subsidiaries owns any real property. Except as would not have a Company Material Adverse Effect, as of the date hereof, the Company and its Subsidiaries have a valid and enforceable right to use or a valid and enforceable leasehold interest in all real property (including all buildings, fixtures and other improvements thereto) used by them. As of the date of this Agreement, none of the leasehold interests of the Company or any of its Subsidiaries in any such property is subject to any Lien, except for Permitted Liens.

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(b)Section 4.20(b)(i) of the Company Disclosure Letter contains a true and complete list of each of the retail and material distribution center leases, material office leases and other material leases, subleases and other occupancy agreements to which the Company or any of its Subsidiaries is a party as of the date of this Agreement (the “Real Property Leases”). Each of the Real Property Leases is, subject to the Enforceability Exceptions, a valid and binding agreement of the Company or its applicable Subsidiaries except where the failure to be valid and binding would not have a Company Material Adverse Effect. As of the date of this Agreement, no breach or default on the part of the Company or any such Subsidiary of the Company exists under any Real Property Lease, except as would not have a Company Material Adverse Effect. Except as set forth in Section 4.20(b)(ii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has subleased or licensed to any third party any right to use, occupy or lease any property subject to any of the Real Property Leases.
Section 4.21    Insurance. There is no claim by the Company or any Subsidiary of the Company pending under any insurance policies which has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business consistent with past practice except as would not have a Company Material Adverse Effect. With respect to each such insurance policy, except as would not have a Company Material Adverse Effect, (a) it is in full force and effect and the Company and each of its Subsidiaries have paid, or caused to be paid, all premiums due under the policy and are not in default with respect to any obligations under the policy, and (b) to the Knowledge of the Company, as of the date hereof, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation. Neither the Company nor any Subsidiary of the Company has received any written notice of any pending or threatened cancellation or termination with respect to any insurance policy existing as of the date hereof that is held by, or for the benefit of, any of the Company or any of its Subsidiaries, other than as would not have a Company Material Adverse Effect.
Section 4.22    Permits; Compliance with Law.
(a)Except as would not have a Company Material Adverse Effect, as of the date of this Agreement, (i) each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Authority (“Permits”) necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (collectively, the “Company Permits”) and (ii) all such Company Permits are in full force and effect. Except as would not have a Company Material Adverse Effect, as of the date of this Agreement, no suspension, revocation, modification, failure to renew or cancellation of any of the Company Permits is pending or threatened in writing.
(b)Except as would not have a Company Material Adverse Effect, none of the Company or any of its Subsidiaries is, and since December 31, 2014 none of the Company or any of its Subsidiaries has been, in conflict with, or in default or violation of, (i) any Law applicable to the Company or such Subsidiary of the Company or by which any of the Company Assets is bound or (ii) any Company Permits.

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(c)Since December 31, 2014, neither the Company nor any of its Subsidiaries has entered into any agreement or settlement with any Governmental Authority with respect to any actual or alleged material violation of any Law. To the Knowledge of the Company, each of the co-manufacturers, contract manufacturers, vendors, suppliers and distributors (collectively, the “Suppliers”) of the products sold by the Company and its Subsidiaries (the “Products”) is in compliance with all applicable Laws.
Section 4.23    Affiliated Transactions. No director, officer or Affiliate (other than Subsidiaries of the Company) of the Company is a party to any Contract with the Company or its Subsidiaries (other than employment agreements) or has any material interest in any property used by the Company or its Subsidiaries, in either case that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.
Section 4.24    Opinion of Financial Advisor. Perella Weinberg Partners LP (the “Company Financial Advisor”) has delivered to the Company Board its opinion to the effect that, as of the date of this Agreement, and subject to the various assumptions and limitations set forth therein, the consideration to be received by the holders of Shares pursuant to the Agreement is fair from a financial point of view to such holders. The engagement letter with the company Financial Advisor shall be deemed a Material Contract for purposes of Section 6.1.
Section 4.25    Customers and Suppliers. Section 4.25 of the Company Disclosure Letter sets forth a correct and complete list of the ten (10) largest (measured by gross revenue) distributors/customers (each, a “Material Customer”) and the ten (10) largest (measured by gross expenditures) suppliers or vendors (each, a “Material Supplier”) to the Company for the years ended December 31, 2015 and December 31, 2016. Since December 31, 2014, (a) no Material Customer or Material Supplier has, to the Knowledge of the Company, notified the Company or any of its Subsidiaries in writing that it intends to terminate, cancel, or materially curtail its business relationship with the Company, and (b) neither the Company nor any of its Subsidiaries has been engaged in a dispute that is material to the Company and its Subsidiaries, taken as a whole, with a Material Customer or Material Supplier.
Section 4.26    Brokers. No broker, finder or investment banker other than the Company Financial Advisor is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made on or before the date hereof by or on behalf of the Company or any of its Subsidiaries.
Section 4.27    State Takeover Laws. Assuming the representations and warranties of Parent and Purchaser contained in Section 5.5(c) are true and correct, the Company Board has taken all actions necessary as required to render inapplicable to this Agreement and the Transactions the restrictions on “business combinations” set forth in Section 203 of the DGCL or any other “moratorium,” “control share,” “fair price,” “takeover,” or “interested stockholder” Law.

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Section 4.28    Foreign Operations and Export Matters. Except as set forth in Section 4.28 of the Company Disclosure Letter and except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries, and, to the Knowledge of the Company, all Representatives, suppliers, and distributors of the Company and its Subsidiaries are, and have at all times from December 31, 2014 been:
(a)in compliance with applicable United States and, to the Knowledge of the Company, all applicable foreign export control laws and regulations and with the various economic sanctions laws administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC Sanctions Regulations”). Without limiting the foregoing, to the Knowledge of the Company, there are no pending or threatened claims or investigations by any Governmental Authority of potential violations against the Company or any of its Subsidiaries with respect to OFAC Sanctions Regulations, the Export Administration Regulations maintained by the U.S. Department of Commerce, or the International Traffic in Arms Regulations maintained by the U.S. Department of State that would have a Company Material Adverse Effect;
(b)to the Knowledge of the Company, in compliance with the requirements of the U.S. Foreign Corrupt Practices Act of 1977, as amended, any applicable Law implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business or other applicable anti-corruption conventions, and any other applicable anti-corruption law; and
(c)to the Knowledge of the Company, in compliance with all applicable foreign Laws relating to foreign investment, money laundering Laws and anti-slavery Laws.
Section 4.29    Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents (including any amendments or supplements thereto) will, at the time such Offer Documents are filed with the SEC or at the time such Offer Documents are first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 14D-9 (including any amendment or supplement thereto) will comply as to form in all material respects with the requirements of the Exchange Act and any other applicable Law and will not, at the time it is filed with the SEC and at the time first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied solely by or on behalf of Parent or Purchaser or any Affiliates thereof for inclusion or incorporation by reference in the Schedule 14D-9.

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Section 4.30    No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article IV and representations and warranties contained in any letter of transmittal, offer acceptance or related document that, in each case, comprises part of the Offer Documents or the documents delivered in connection with the Merger pursuant to Article III, neither the Company nor any of its Subsidiaries, directors, officers, employees or stockholders has made any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any information related thereto, including any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company and its Subsidiaries.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER
Parent and Purchaser, jointly and severally, represent and warrant to the Company that:
Section 5.1    Organization and Power. Except as would not have a Parent Material Adverse Effect, each of Parent and Purchaser is duly organized, validly existing and in good standing under the Law of its state of incorporation and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.
Section 5.2    Corporate Authorization. Each of Parent and Purchaser has all necessary power and authority to enter into this Agreement and to perform its obligations hereunder and to consummate the Transactions. The board of directors of Purchaser has adopted resolutions (a) approving this Agreement and the Transactions and declaring it advisable to enter into this Agreement and consummate the Transactions and (b) recommending that Purchaser’s sole stockholder adopt this Agreement.  Parent, as the sole stockholder of Purchaser, will adopt this Agreement and the Transactions immediately following the execution and delivery of this Agreement.  Other than the approval expressly set forth in this Section 5.2, the execution, delivery and performance of this Agreement, by each of Parent and Purchaser and the consummation by each of Parent and Purchaser of the Transactions have been duly and validly authorized by all necessary corporate action (including any stockholder vote or other action) on the part of Parent and Purchaser. This Agreement constitutes a legal, valid and binding agreement of Parent and Purchaser, subject to the Enforceability Exceptions. No vote or consent of the stockholders of Parent is required by applicable Law, or the certificate of incorporation or bylaws or other equivalent organizational documents of Parent in connection with the Transactions.
Section 5.3    Governmental Authorizations. The execution, delivery and performance of this Agreement by Parent and Purchaser and the consummation by Parent and Purchaser of the Transactions do not and will not require any Governmental

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Authorization, other than: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate corresponding documents with the appropriate authorities of other states in which Parent or Purchaser is qualified as a foreign corporation to transaction business, (ii) any filings and reports that may be required in connection with this Agreement and the Transactions under the Securities Act, the Exchange Act or under state securities Laws or “blue sky” Laws, (iii) any filings or other compliance with the Applicable Exchange rules and regulations, (iv) compliance with and filings under the pre-merger notification required under the HSR Act, (v) compliance with and filings under Applicable Antitrust Laws and any Foreign Competition Law, and (vi) where the failure to obtain such Governmental Authorization would not have a Parent Material Adverse Effect.
Section 5.4    Non-Contravention. The execution, delivery and performance of this Agreement by Parent and Purchaser and the consummation by Parent and Purchaser of the Transactions do not and will not (a) contravene or conflict with, or result in any violation or breach of, any provision of the organizational documents of Parent or Purchaser, (b) contravene or conflict with, or result in any violation or breach of, any Law applicable to Parent or any of its Subsidiaries or by which any assets of Parent or any of its Subsidiaries (“Parent Assets”) are bound, in each case assuming that all Governmental Authorizations described in Section 5.3 have been obtained or made prior to the Acceptance Time or Effective Time, as applicable, (c) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, require any consent, approval or other authorization of, or filing with or notification to, any Person under, any Contracts to which Parent or any of its Subsidiaries is a party or by which any Parent Assets are bound (collectively, “Parent Contracts”), other than in the case of clauses (b) and (c) of this Section 5.4, as would not have a Parent Material Adverse Effect.
Section 5.5    Capitalization; Interim Operations of Purchaser; Ownership of Common Stock.
(a)As of the date of this Agreement, Purchaser’s authorized capital stock consists solely of 1,000,000 shares of common stock, par value $0.01 per share. All of the issued and outstanding capital stock of Purchaser is, and at the Effective Time will be, owned by Parent. Purchaser has no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Purchaser.
(b)Purchaser was formed solely for the purpose of engaging in the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions. Purchaser has no Subsidiaries.
(c)None of Parent, Purchaser or their respective Affiliates own, directly or indirectly, beneficially (as defined in Rule 13d-3 under the Exchange Act) or of record, any Shares or securities that are convertible, exchangeable or exercisable into Common Stock, and none of Parent, Purchaser or their respective Affiliates holds any rights to acquire or vote any Shares except pursuant to this

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Agreement. Before the action of the Company Board taken on May 7, 2017, neither Parent nor Purchaser, alone or together with any other Person, was at any time, or became, an “interested stockholder” of the Company as defined in Section 203 of the DGCL, or has taken any action that would cause the restrictions on business combinations with interested stockholders set forth in Section 203 of the DGCL to be applicable to this Agreement or the Transactions.
Section 5.6    Financing.
(a)Assuming the satisfaction of the Offer Conditions and the condition set forth in Section 7.1(a), Parent has no reason to believe any term or condition of the Transaction Financing (as defined below) that is required to be satisfied by Parent as a condition to such Transaction Financing will not be satisfied, or that the Transaction Financing will not be available to Parent on the Closing Date. Assuming the Transaction Financing is funded in accordance with the Commitment Letter, as of the Closing Date the aggregate net proceeds of the Transaction Financing contemplated by the Commitment Letter, together with the cash of Parent and its Subsidiaries, will be an amount sufficient for the satisfaction of Parent’s cash payment obligations under this Agreement on the Closing Date (including payment of the Offer Price, the Merger Consideration, the amounts required to pay off in full all obligations under the Revolving Credit Facility and the Term Credit Facility (the “Retired Debt”) and any fees and expenses of, or payable by, Parent or Purchaser in connection with the Merger or the Transaction Financing (such amount, the “Required Payment Amount”)).
(b)Parent has delivered to the Company true, complete and correct copies of executed commitment letters and the executed fee letters related thereto (collectively, the “Commitment Letter”), and executed Engagement Letters (as defined below) related thereto (provided, that such fee letters and Engagement Letters may be redacted in customary form), in each case, from the financial institutions identified therein (together with any other Person (other than Parent, Purchaser or any of their Affiliates) party to any commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered pursuant to in connection with the Transaction Financing or Available Transaction Financing, together with their respective Affiliates and their respective officers, employees, directors, equityholders, partners, controlling parties, advisors, agents and representatives and their successors and assigns, the “Financing Sources”), pursuant to which, upon the terms and subject to the conditions set forth therein, the Financing Sources have committed to lend the amounts set forth therein for the purpose of funding the transactions contemplated by this Agreement (the “Transaction Financing”).
(c)Other than as expressly set forth in the Commitment Letter, there are no other agreements, side letters, arrangements or understandings (except for customary fee credit letters and customary engagement letters with respect to debt securities that may form part of the Transaction Financing (the “Engagement Letters”), in each case associated with the Transaction Financing, each of which does not (i) impair the enforceability of the Commitment Letter, (ii) reduce the aggregate amount of the Transaction Financing or (iii) impose new or additional (or adversely expand, modify or

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amend any of the existing) conditions precedent to the Transaction Financing) relating to the financing of the Required Payment Amount. There are no conditions precedent or other contingencies related to the funding of the full amount of the Transaction Financing, except as set forth in the Commitment Letter in the form so delivered to the Company as of the date hereof.
(d)As of the date hereof, the Commitment Letter in the form so delivered to the Company is in full force and effect and represents the legally valid and binding obligation of Parent and Purchaser, as applicable, and, to the Knowledge of Parent, each of the other parties thereto, enforceable in accordance with its terms, subject to the Enforceability Exceptions. As of the date hereof, the Commitment Letter has not been withdrawn, rescinded or terminated or otherwise amended, restated, modified or waived in any respect and, to the Knowledge of Parent, no such withdrawal, rescission, termination, amendment, restatement, modification or waiver (other than any amendment, restatement, modification or waiver that is permitted under Section 6.16(a)) is contemplated. Parent and Purchaser are not in breach of any of the terms or conditions set forth in the Commitment Letter and, as of the date hereof, to the Knowledge of Parent, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach, default or failure to satisfy any condition precedent set forth therein. As of the date hereof, no Financing Source has notified Parent or Purchaser of its intention to terminate the Commitment Letter or not to provide the full amount of the Transaction Financing. All fees or other amounts required to be paid under the Commitment Letter or otherwise in connection with the Transaction Financing have been paid in full or, if not yet due, will be duly paid in full when due.
Section 5.7    Litigation. As of the date hereof, there are no Legal Actions pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries that would have a Parent Material Adverse Effect. As of the date hereof, there are no Orders outstanding against Parent or any of its Subsidiaries that would have a Parent Material Adverse Effect.
Section 5.8    Absence of Arrangements with Management. Other than this Agreement, as of the date hereof, there are no (and have not been any) Contracts, discussions or other understandings between Parent or Purchaser or any of their Subsidiaries, on the one hand, and any member of the Company’s (or its Subsidiaries’) management or the Company Board (or any board of directors or equivalent managerial body of its Subsidiaries), on the other hand, relating to such persons employment, consulting or other similar relationships with Parent, Purchaser, or any of their Subsidiaries (including the Surviving Company and its Subsidiaries following the Acceptance Time).
Section 5.9    Brokers. The Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the Transactions based on arrangements made on or before the date hereof by or on behalf of Parent or Purchaser, other than any such fee that is conditioned upon consummation of the Merger.

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Section 5.10    Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Schedule 14D-9 (including any amendments or supplements thereto) will, at the time the Schedule 14D-9 (or any amendment or supplement thereto) is filed with the SEC or at the time the Schedule 14D-9 (or any amendment or supplement thereto) is first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Offer Documents (including any amendment or supplement thereto) will comply as to form in all material respects with the requirements of the Exchange Act and will not, at the time filed with the SEC and at the time first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent and Purchaser make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any Affiliates thereof for inclusion or incorporation by reference in the Offer Documents.
Section 5.11    Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Purchaser, Parent and Purchaser have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business and strategic plan information, regarding the Company and its Subsidiaries and their respective businesses and operations. Parent and Purchaser hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business and strategic plans, with which Parent and Purchaser are familiar, that Parent and Purchaser are making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans) and, except in respect of willful and intentional fraud, each of Parent and Purchaser will have no claim against the Company or any of its Subsidiaries, or any of their respective Representatives, with respect thereto, except pursuant to the express terms of this Agreement on account of a breach of any of the representations or warranties of the Company contained in Article IV.
Section 5.12    Independent Investigation. Parent and Purchaser each acknowledges that it and its Representatives have received access to books and records, facilities, equipment, Contracts and other assets of the Company, and that it and its Representatives have had the opportunity to meet with the management of the Company and to discuss the business and assets of the Company. Parent and Purchaser hereby acknowledge (each for itself and on behalf of its Subsidiaries and Representatives) that it has conducted, to its satisfaction, an investigation of the business, operations, assets and

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financial condition of the Company and its Subsidiaries and, in making its determination to proceed with the Transactions, each of Parent, Purchaser and their respective Affiliates and Representatives have relied on the representations and warranties expressly set forth in Article IV and on the results of such investigation.
Section 5.13    No Other Company Representations and Warranties. Parent and Purchaser each acknowledges that it and its Representatives have received access to books and records, facilities, equipment, Contracts and other assets of the Company, and that it and its Representatives have had the opportunity to meet with the management of the Company and to discuss the business and assets of the Company. Parent and Purchaser acknowledge that, except for the representations and warranties made by the Company in Article IV and representations and warranties contained in any letter of transmittal, offer acceptance or related document that, in each case, comprises part of the Offer Documents or the documents delivered in connection with the Merger pursuant to Article III, neither the Company nor any of its Subsidiaries, directors, officers, employees or stockholders has made any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any information related thereto, including any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company and its Subsidiaries.
ARTICLE VI
COVENANTS
Section 6.1    Conduct of Business of the Company. From and after the date of this Agreement and prior to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VIII, except as expressly required or expressly permitted by this Agreement, as set forth in Section 6.1 of the Company Disclosure Letter, as required by applicable Law, Order or to comply with any requirement of any Governmental Authority, or with the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to (i) conduct its business and operations in the ordinary course of business consistent with past practice, and efforts, (ii) preserve substantially intact its business organization, (iii) preserve its material assets, and (iv) preserve positive business relationships with its material customers, suppliers, licensors, licensees, distributors, wholesalers and employees. Without limiting the generality of the foregoing, and except as otherwise expressly required or expressly permitted by this Agreement, as set forth in Section 6.1 of the Company Disclosure Letter, or as otherwise required by applicable Law, Order or to comply with any requirement of any Governmental Authority, from and after the date of this Agreement and prior to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VIII, the Company shall not, and shall cause each of its Subsidiaries not to, take any of the following actions, without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned):

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(a)Organizational Documents. Amend any of the Company Organizational Documents;
(b)Dividends. Make, declare, set aside or pay any dividend or distribution on any shares of its capital stock, other than dividends and distributions by wholly-owned Subsidiaries of the Company;
(c)Capital Stock. (i) Adjust, split, combine or reclassify its capital stock, (ii) redeem, purchase, settle or otherwise acquire, directly or indirectly, any shares of its capital stock or equity securities or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or equity securities or Alternative Interests, (iii) grant any Person any right, warrant or option to acquire any shares of its capital stock, equity securities or Alternative Interests or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or equity securities or Alternative Interests or (iv) issue, deliver or sell any additional shares of its capital stock, equity securities or Alternative Interests or any securities convertible or exchangeable into or exercisable for any shares of its capital stock, equity securities or Alternative Interests (other than pursuant to (x) the exercise of the Company Options and (y) the vesting of Company Equity Awards (other than Company Options));
(d)Compensation and Benefits. (i) Increase the compensation or benefits payable or to become payable to any current or former employee or any directors or officers or other service providers, other than increases in base salary in the ordinary course of business for promoted employees with annual base salaries of less than $100,000 prior to any such increase, (ii) grant or increase any severance or termination pay to any employee of the Company or any directors or officers other than as mandated by contract or pursuant to the Company’s policies, in either case as set forth or described on Section 4.15(a) of the Company Disclosure Letter and in effect prior to the date of this Agreement, (iii) renew or enter into or amend any new employment, change in control, retention, severance arrangement or similar agreement or arrangement providing for compensation with any employee of the Company or any directors or officers or any future employee, (iv) establish, adopt, enter into, amend, alter a prior interpretation of or terminate any Company Benefit Plan or any other employee benefit plan, incentive plan, trust, fund, agreement, policy, arrangement or program for the benefit of any current or former employees, directors, officers or other service providers, (v) enter into any collective bargaining agreement or other agreement with any labor organization, works council, trade union, labor association or other employee representative, (vi) implement any facility closings or employee layoffs that do not comply with the WARN Act or implement any employee layoffs or reductions in force in violation of the WARN Act, (vii) take any action to accelerate the vesting, payment or funding of any compensation or benefits to any current or former employee or any directors or officers, (viii) hire or terminate any employee with a base salary that is greater than or equal to $100,000, other than a termination for “cause” or take or omit to take any action that could cause any employee or service provider of the Company to have “good reason” (as defined in the applicable Company Benefit Plan) to terminate such individual’s employment or service with the Company, except, in each case: (A) to the extent required by applicable Law, this Agreement or any Company Benefit Plan in

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effect on the date of this Agreement or (B) to comply with Section 409A of the Code and guidance applicable thereunder;
(e)Acquisitions. Acquire (by merger, consolidation, acquisition of equity interests or assets, or otherwise) any interest in any business or any corporation, partnership, limited liability company, joint venture, trust or other business organization or division or assets thereof (other than acquisitions of assets by the Company or its Subsidiaries in the ordinary course of business consistent with past practice), except for any such transaction which is between the Company and any of its wholly-owned Subsidiaries or between any such wholly-owned Subsidiaries of the Company;
(f)Capital Expenditures. Make, authorize or commit to make, any capital expenditures, including, but not limited to, expenditures related to information technology, other than expenditures not to exceed $1,000,000 in the aggregate plus the express expenditures set forth on Section 6.1(f) of the Company Disclosure Letter;
(g)Plan of Reorganization. Adopt any voluntary plan or voluntary agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization of the Company or any of its Subsidiaries;
(h)Dispositions. Sell, lease, license, transfer, pledge, encumber, grant or dispose of any Company Assets, including the capital stock of Subsidiaries of the Company, other than (i) the sale of inventory in the ordinary course of business consistent with past practice, (ii) the disposition of used, obsolete or excess equipment in the ordinary course of business consistent with past practice, (iii) any Permitted Liens or (iv) pursuant to any Material Contract existing and in effect as of the date hereof;
(i)Intellectual Property. Omit to take any reasonable action necessary to maintain or renew any material Owned Intellectual Property;
(j)Material Contracts. (i) Enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract, or (ii) modify or amend, in any material respect, or terminate any Material Contract or waive, release or assign any material rights or claims thereunder, except in each case in the ordinary course of business consistent with past practice and so long as such Contract (or modification or amendment thereof) does not commit the Company or its Subsidiaries to any obligation (1) greater than one year in duration, (2) granting any exclusive arrangement or similar restrictive operating obligations to a third party, (3) does not require payments by the Company or its Subsidiaries in excess of $500,000; provided that no such Contract shall (x) license any Intellectual Property of the Company or any of its Subsidiaries to any third party or (y) create any arrangement between the Company and its Subsidiaries, on the one hand, and any third-party, on the other hand, with regard to collaboration, co-promotion, strategic alliance, or brand ambassadorship;

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(k)New Lines of Business. Enter into any new line of business outside the businesses being conducted by the Company and its Subsidiaries on the date hereof;
(l)Indebtedness; Guarantees. Incur, assume or guarantee (other than guarantees between the Company and any wholly-owned Subsidiary of the Company) any new indebtedness or issue or sell any debt securities representing indebtedness for borrowed money or other rights to acquire any debt securities (directly, contingently or otherwise), other than (i) revolving loans under the Company’s Revolving Credit Facility in the ordinary course of business consistent with past practice not to exceed $1,000,000 in the aggregate or (ii) performance bonds, letters of credit or hedging arrangements entered into in the ordinary course of business consistent with past practice. Redeem, repurchase or prepay (other than prepayments of the Company’s Revolving Credit Facility in the ordinary course of business consistent with past practice) any indebtedness for borrowed money or any debt securities representing indebtedness for borrowed money;
(m)Loans. Make any loans or advances to or investments in any Person or waive, cancel or release any amounts owed to the Company or any of its Subsidiaries, other than loans or advances (i) by the Company to any of its wholly-owned Subsidiaries, (ii) by any of the Company’s wholly-owned Subsidiaries to another wholly-owned Subsidiary of the Company or (iii) by the Company or any of its Subsidiaries to any officers, directors or employees in accordance with any indemnification or exculpation obligations of the Company and its Subsidiaries existing prior to the date of this Agreement with respect thereto;
(n)Accounting. Change its accounting methods, principles, policies or procedures or payment or collection of accounts, other than as required by GAAP or applicable Law;
(o)Legal Actions. Subject to Section 6.13, waive, release, assign, settle, commence (other than in the case of any Legal Action brought to enforce the rights of the Company and its Subsidiaries pursuant to this Agreement) or compromise any Legal Actions, other than, in each case, the settlement or compromise of Legal Actions solely in respect of monetary damages which do not exceed $100,000;
(p)Insurance. Fail to use reasonable best efforts to maintain in effect the material insurance policies of the Company and its Subsidiaries of substantially the same coverage and amounts and on terms and conditions not less advantageous, in the aggregate, to the insured as currently maintained by Company and its Subsidiaries;
(q)Stores. Except as expressly provided for in any Contracts entered into between the Company and its Subsidiaries, on the one hand, and any third party, on the other hand, prior to the date hereof, and listed on Schedule 6.1(q), open or commit to open any new stores or similar retail location or close any stores or similar retail location.

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(r)Taxes. Make or change any material Tax election, adopt or change any material method of Tax accounting, amend any material Tax Return, settle or compromise any material Tax claim, enter into any closing agreement or consent to any extension or waiver of a statute of limitations applicable to any claim for material Taxes; or
(s)Related Actions. Agree, authorize or commit to do any of the foregoing.
Any action expressly permitted to be taken by the Company or its Subsidiaries under any one clause of this Section 6.1 shall not result in a violation of any other clauses of this Section 6.1. Nothing contained in this Agreement shall give Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Company or any of its Subsidiaries before the Effective Time. Before the Effective Time, the Company shall, consistent with the terms and conditions of this Agreement, exercise complete control and supervision over the operations of the Company and its Subsidiaries.
Section 6.2    Conduct of Business of Parent. Parent shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), undertake or agree to undertake any acquisition of any interest (including through the purchase of a material portion of the business assets) in any business or any corporation, partnership, limited liability company, joint venture, trust or other business organization or division thereof that would reasonably be expected to materially increase the risk of not obtaining, any Governmental Authorization necessary to consummate the Transactions or the expiration or termination of any waiting period under applicable Law.
Section 6.3    Access to Information; Confidentiality.
(a)Subject to applicable Law, between the date of this Agreement and the earlier of the Effective Time or the termination of this Agreement pursuant to Article VIII, upon reasonable advance notice, the Company shall, and shall cause its Subsidiaries to, (i) provide to Parent and its Representatives access during normal business hours of the Company and upon prior notice to the officers, employees, properties, books and records (including Tax Returns and information relating to Taxes) of the Company and its Subsidiaries (other than any of the foregoing that relate to the negotiation and execution of this Agreement, the process that led to the negotiation and execution of this Agreement or, subject to the disclosure requirements set forth in Section 6.4, to any Takeover Proposal) and (ii) furnish promptly such information concerning officers, employees, properties, books and records (including Tax Returns and information relating to Taxes) of the Company and its Subsidiaries as Parent may reasonably request; provided, that any such access shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Company or its applicable Subsidiaries and in such a manner as not to interfere unreasonably with the normal business or operations of the Company or any of its Subsidiaries. Nothing herein shall require the Company or any of its Subsidiaries to disclose any information to the extent such disclosure (A) would reasonably be expected

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to result in a waiver of attorney-client privilege, work product doctrine or similar privilege or (B) would reasonably be expected to violate any applicable Law or fiduciary duties of such party; provided, further, that information shall be disclosed subject to execution of a joint defense agreement in customary form, and disclosure may be limited to external counsel for Parent, to the extent that the Company determines in good faith with its outside counsel doing is reasonably expected to be required for the purpose of complying with applicable Laws or preparing any filing or submission with a Governmental Authority relating to the Transactions and in connection with any investigation, litigation or other inquiry by or before a Governmental Authority relating to the Transactions (including any proceeding initiated by a private Person).
(b)No information or knowledge obtained by Parent or Purchaser pursuant to this Section 6.3, Section 6.4 or otherwise shall affect or be deemed to amend, waive or modify any representation, warranty, covenant or agreement contained herein, the conditions to the obligations of the parties to consummate the Transactions in accordance with the terms and provisions hereof or otherwise prejudice in any way the rights and remedies of Parent or Purchaser hereunder, nor shall any such information, knowledge or investigation be deemed to affect or modify Parent’s or Purchaser’s reliance on the representations, warranties, covenants and agreements made by the Company in this Agreement.
(c)Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated January 7, 2017 (the “Confidentiality Agreement”), between Parent and the Company with respect to the information disclosed under this Section 6.3 and otherwise pursuant to this Agreement, with such obligations thereunder being deemed to survive until the Effective Time.
(d)Nothing contained in this Agreement shall give Parent or its Affiliates, directly or indirectly, rights to conduct or cause to be conducted any environmental investigation of the current or former operations or facilities of the Company or any of its Subsidiaries without the prior written consent of the Company in its sole discretion.
Section 6.4    No Solicitation.
(a)At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Acceptance Time, and except as permitted by Section 6.4(b), the Company shall not, and shall cause any of its Subsidiaries and its and their respective officers and directors, and shall use its reasonable best efforts to cause their respective Representatives not to, directly or indirectly, (i) solicit, initiate, facilitate or knowingly encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, (ii) enter into or participate in any discussions with (including through the providing of access or non-public information relating to the Company) any Person regarding a Takeover Proposal (other than to state that the Company is not

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permitted to have discussions) or (iii) execute or enter into any Contract relating to, arising from or providing for a Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 6.4). The Company shall, and shall cause any of its Subsidiaries and its and their respective officers and directors, and shall use its reasonable best efforts to cause their respective Representatives to, immediately cease any direct or indirect solicitation, discussions or negotiations with any Persons with respect to any Takeover Proposal, including immediately withdrawing access to any “data room” that was established on or prior to the date of this Agreement in connection with the Transactions, and requesting the return or destruction of all non-public information of the Company or any of its Subsidiaries previously furnished or made available to any Person (other than Parent and its Representatives) in connection with a potential Takeover Proposal. Without limiting the foregoing, any violation of the restrictions on the Company set forth in this Section 6.4 by any Affiliate or Representative of the Company or any of its Subsidiaries (substituting such Affiliate and Representative for the Company in each of the covenants set forth in this Section 6.4 when determining such violation) shall be deemed a breach of this Section 6.4 by the Company.
(b)Notwithstanding Section 6.4(a), but without limiting the actions permitted by Section 6.4(a), prior to the Acceptance Time, following the receipt by the Company of a bona fide written Takeover Proposal, which did not result from a breach of Section 6.4, (i) the Company Board shall be permitted to participate in discussions regarding such Takeover Proposal solely to clarify the terms of such Takeover Proposal and (ii) if the Company Board determines in good faith, after consultation with its outside legal and financial advisors, that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, then the Company may, in response to such Takeover Proposal following prior written notice to Parent, (x) furnish non-public information with respect to the Company and any of its Subsidiaries to the Person who has made such Takeover Proposal pursuant to an Acceptable Confidentiality Agreement between the parties, so long as any non-public information provided under this clause (x) has previously been provided to Parent or is provided to Parent prior to or concurrently with the time it is provided to such Person, and (y) participate in discussions and negotiations regarding such Takeover Proposal. Notwithstanding anything herein to the contrary, the Company Board shall, after consultation with its outside legal advisers, be entitled to waive or release any preexisting explicit or implicit standstill provisions or similar agreements with any Person or group of Persons if the Company Board determines in good faith that any failure to do so would be reasonably likely to be a violation of its fiduciary duties under applicable Law. Except as permitted by the foregoing sentence, the Company shall seek to enforce any preexisting explicit or implicit confidentiality or standstill provisions or similar agreements with any Person or group of Persons.
(c)From and after the date of this Agreement until the Acceptance Time or the termination of this Agreement in accordance with Article VIII, the Company shall promptly (but in any event within 48 hours) (i) advise Parent orally and in writing of the receipt of any Takeover Proposal, or any inquiry or request that could reasonably be expected to lead to a Takeover Proposal specifying the material

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terms and conditions thereof (including a written copy thereof and all materials related thereto, if any) and the identity of the party making such Takeover Proposal, (ii) keep Parent reasonably informed of all material developments affecting the status and terms of any such Takeover Proposal, inquiry or request and (iii) provide Parent with any written communications or documentation relating to any such Takeover Proposal inquiry or request, including any material revisions thereto or to any proposed agreement. Neither the Company nor any Subsidiary thereof will enter into any agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with this Section 6.4(c).
(d)Except as set forth in Section 6.4(e) or Section 6.4(f), the Company Board shall not, directly or indirectly (including not publicly proposing to or otherwise resolving to do any of the following) (i)(A) withdraw, modify or amend the Company Board Recommendation in any manner adverse to Parent, or publicly propose to do any of the foregoing, (B) approve, endorse or recommend a Takeover Proposal or submit any Takeover Proposal to a vote of the stockholders of the Company, (C) approve, recommend or allow the Company to enter into a Contract relating to a Takeover Proposal (other than an Acceptable Confidentiality Agreement in compliance with this Section 6.4), (D) withhold, adversely qualify or modify or fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the Company’s stockholders or (E) following the commencement of any tender or exchange offer relating to securities of the Company (other than the Offer) or public announcement of a Takeover Proposal, fail to issue a press release publicly announcing within ten (10) Business Days of such commencement or announcement that the Company recommends rejection of such tender or exchange offer or Takeover Proposal and, at the request of Parent, expressly reaffirming the Company Board Recommendation (any action described in this clause (i) (even if permitted by Section 6.4(e) or Section 6.4(f)) being referred to as an “Adverse Recommendation Change”) or (ii) approve or recommend or enter into, any Contract, letter of intent, or memorandum of understanding with respect to any Takeover Proposal, other than an Acceptable Confidentiality Agreement in compliance with this Section 6.4 (an “Alternative Acquisition Agreement”) or authorize, resolve or publicly propose to take any such action.
(e)Notwithstanding Section 6.4(d), the Company Board may, at any time prior to the Acceptance Time and in response to a Superior Proposal received by the Company Board after the date of this Agreement, make an Adverse Recommendation Change or terminate this Agreement pursuant to Article VIII to enter into an Alternative Acquisition Agreement, but only if:
(i)the Company shall have (A) provided to Parent at least five (5) Business Days’ prior written notice, which shall state expressly (1) that the Company Board has determined in good faith after consultation with its financial advisors and outside legal counsel, that it has received a Superior Proposal, (2) the material terms and conditions of the Superior Proposal (including the Person making such proposal), and shall have contemporaneously provided a copy of the Alternative Acquisition Agreement and all other material documents related to the Superior Proposal (it being understood and agreed that any amendment to the financial terms or

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any other material term or condition of such Superior Proposal shall require a new notice and a new three (3) Business Day period) and (3) that, subject to clause (iii) below, the Company Board has determined to effect an Adverse Recommendation Change or to terminate this Agreement in order to enter into the Alternative Acquisition Agreement, as applicable, (B) prior to making such an Adverse Recommendation Change or terminating this Agreement, to the extent requested by Parent in good faith, engaged in good faith negotiations with Parent during such applicable notice period to amend this Agreement in such a manner that the Alternative Acquisition Agreement ceases to constitute a Superior Proposal; and
(ii)the Company Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that, in light of such Superior Proposal and taking into account all written or oral information, opinions or analyses submitted by or on behalf of Parent and any revised terms proposed by Parent, such proposal continues to constitute a Superior Proposal.
(f)Notwithstanding anything to the contrary set forth in Section 6.4(c), upon the occurrence of any Intervening Event, the Company Board may, at any time prior to the Acceptance Time, make an Adverse Recommendation Change, only if all of the following conditions are met:
(i)the Company shall have (A) provided to Parent five (5) Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Intervening Event and the rationale for the Adverse Recommendation Change (and shall have contemporaneously provided all material documents related to the Intervening Event (it being understood and agreed that change in such Intervening Event shall require a new notice and a new three (3) Business Day period) and (2) state expressly that, subject to clause (ii) below, the Company Board has determined in good faith after consultation with its financial advisors and outside legal counsel, it would be a violation of the directors’ fiduciary duties to fail to effect an Adverse Recommendation Change and (B) prior to making such an Adverse Recommendation Change, to the extent requested by Parent in good faith, engaged in good faith negotiations with Parent during such applicable notice period to amend this Agreement in such a manner that the failure of the Company Board to make an Adverse Recommendation Change in response to the Intervening Event in accordance with clause (ii) below would no longer reasonably be expected to be a violation of the directors’ fiduciary duties under applicable Law; and
(ii)the Company Board shall have determined in good faith, after consultation with its outside legal counsel, that in light of such Intervening Event and taking into account any revised terms proposed by Parent, the failure to make an Adverse Recommendation Change would be a violation of the directors’ fiduciary duties under applicable Law.
(g)Nothing contained in this Agreement shall prohibit the Company from complying with Rules 14a-9, 14d-9, 14e-2 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or from issuing a “stop, look and

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listen” statement pending disclosure of its position thereunder or making any required disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with its outside legal counsel, the failure to do so would be inconsistent with its fiduciary duties under applicable Law or such disclosure is otherwise required under applicable Law. For the avoidance of doubt, in no event shall the issuance of a “stop, look and listen” statement (or other similar statement pursuant to any requirement of applicable Law) constitute a change, withdrawal, modification or amendment of the Company Board Recommendation under this Agreement.
(h)Neither Parent nor Purchaser, nor any of their respective Affiliates or Representatives shall make, propose or enter into any formal or informal arrangements or understandings (whether or not binding) with any Person, or have any discussions or other communications with any other Person (other than Parent’s and Purchaser’s respective Affiliates and Representatives), in any such case with respect to any Takeover Proposal involving the Company.
Section 6.5    Employees; Benefit Plans.
(a)For a period of one year following the Closing Date (or, if earlier, until the date of termination of the relevant employee) (the “Continuation Period”), Parent shall, or shall cause the Surviving Corporation or any of their respective Subsidiaries to, provide to each individual who, immediately prior to the Effective Time, is an employee of the Company and its Subsidiaries and who continues in such capacity immediately following the Effective Time (each, a “Continuing Employee”) (i) base salary or hourly wage rate that is no less favorable than the base salary or hourly wage rate, as applicable, provided to the Continuing Employee immediately prior to the Effective Time, (ii) short-term (annual or more frequent) cash bonus or commission opportunity and other compensation (including equity and equity-based awards) that are no less favorable in the aggregate than those provided to the Continuing Employee immediately prior to the Effective Time and (iii) benefits that are substantially comparable, in the aggregate to those provided to similarly situated employees of Parent or its Subsidiaries, provided that providing for such Continuing Employee to continue to participate in Company Benefit Plans as in effect immediately prior to the Effective Time shall satisfy this clause (iii) (it being understood that participation in the Parent benefit plans may commence at different times with respect to each Parent benefit plan as determined by Parent in its sole discretion).
(b)Parent shall, or shall cause the Surviving Corporation and each of their respective Subsidiaries and Affiliates to, honor all Company Benefit Plans (including all severance, change of control and similar plans and agreements) to Continuing Employees in accordance with their terms as in effect immediately prior to the Effective Time, subject to any amendment or termination thereof that may be permitted by such Company Benefit Plans and except as provided herein. Except as explicitly set forth in this Agreement (including the other provisions of this Section 6.5), following the Effective Time, Parent and the Surviving Corporation are not required to maintain any benefit plan or agreement. Parent acknowledges and agrees that the

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consummation of the Closing shall constitute a change in control of the Company for purposes of the Company Benefit Plans and any awards thereunder.
(c)2017 Annual Incentive Plan. Notwithstanding any permitted amendment, termination or discretion applicable to the Company’s 2017 Annual Incentive Plan, Parent agrees to, and agrees to cause the Surviving Corporation and each of their respective Subsidiaries and Affiliates to, to the extent not already paid prior to Closing, pay bonuses to Continuing Employees under the 2017 Annual Incentive Plan in respect of calendar year 2017 (“2017 Bonuses”) in an amount equal to the target 2017 Bonus applicable to such Continuing Employee. The 2017 Bonuses shall be paid by the Surviving Corporation at the time or times that the 2017 Bonuses would normally be paid by the Company, but in no event later than March 15, 2018, subject to such Continuing Employee’s continued employment through the date that 2017 Bonuses are paid; provided, however, that any Continuing Employee whose employment is terminated without “Cause” or who voluntary resigns with “Good Reason” (each, as defined in the Company’s 2013 Stock Incentive Plan) on or following the Closing Date and prior to the 2017 Bonus payment date (each, a “Qualifying Termination”) shall be entitled to receive his or her 2017 Bonus, payable as soon as reasonably practicable following the date of such Qualifying Termination.
(d)Parent shall, and shall cause the Surviving Corporation to, honor the Company’s retention program providing for retention payments to certain Continuing Employees set forth on Section 6.5(d) of the Company Disclosure Letter in connection with the provision of services relating to the Transactions to such Continuing Employees and on the terms as set forth on Section 6.5(d) of the Company Disclosure Letter (the “Retention Program”). Following the Effective Time, the Surviving Corporation and/or Parent shall pay or cause to be paid such retention payments pursuant to the terms of the Retention Program.
(e)Notwithstanding anything in Section 6.5 to the contrary, for the later of the duration of the Continuation Period or the remaining term of any individual employment, severance or separation agreement that is in effect immediately prior to the Effective Time (each an “Individual Severance Agreement”), Parent shall, or shall cause the Surviving Corporation or their respective Affiliates to, provide each Employee who suffers a termination of employment under circumstances that would have given the Employee a right to severance payments and benefits under the Company’s or any of the Company’s Subsidiaries’ severance policy (each, a “Company Severance Plan”) or Individual Severance Agreement with severance payments and benefits no less favorable than those that would have been provided to such Continuing Employee under any Company Severance Plan. Without limiting the generality of the foregoing, Parent shall, and shall cause the Surviving Corporation to, for no longer than the Continuation Period, honor the Company’s additional severance program for the Company Employees specified on, and in accordance with the terms as set forth on, Section 6.5(e) of the Company Disclosure Letter.
(f)For all purposes under all employee benefit plans of Parent, the Surviving Corporation and their respective Subsidiaries and Affiliates providing

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benefits to any Continuing Employee after the Effective Time (the “New Plans”), each Continuing Employee shall receive full credit for such Continuing Employee’s years of service with the Company and its Subsidiaries before the Effective Time (including predecessor or acquired entities or any other entities for which the Company and its Subsidiaries have given credit for prior service), to the same extent as such Continuing Employee was entitled, prior to the Effective Time, to credit for such service under any similar or comparable Company Benefit Plan (except with respect to accruals under a defined benefit pension plan or any plan or arrangement that provides retiree medical benefits, or to the extent such credit would result in a duplication of accrual of benefits). In addition, where applicable, and without limiting the generality of the foregoing, subject to (A) Parent receiving all information necessary with respect to the Continuing Employees and (B) any required approval of the applicable insurer, which Parent agrees to use or cause the Surviving Corporation or any Subsidiaries or Affiliates to use, reasonable best efforts to obtain: (i) at the Effective Time, each Continuing Employee immediately shall be eligible to participate, without any waiting time, in each New Plan to the extent such waiting time was satisfied under a similar or comparable Company Benefit Plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”); (ii) Parent shall cause all pre-existing condition exclusions or limitations and actively-at-work requirements of each New Plan that is a health plan to be waived or satisfied for such Continuing Employee and his or her covered dependents to the extent waived or satisfied under the analogous Old Plan as of the Effective Time; and (iii) for the plan year in which the Effective Time occurs Parent shall cause all eligible expenses incurred by each Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
(g)With respect to any accrued but unused paid time off to which any Continuing Employee is entitled pursuant to the paid time off policy applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation or any of their respective Subsidiaries or Affiliates to, (i) allow such Continuing Employee to use such accrued paid time off in accordance with the terms of the Company’s paid time off policy provided to Parent prior to the date hereof and (ii) if any Continuing Employee’s employment terminates during the Continuation Period under circumstances entitling the Continuing Employee to severance pay under a Company Severance Plan, pay the Continuing Employee, in cash, an amount for a number of days of paid time off calculated as follows: (A) the number of accrued days of paid time off to which the Continuing Employee is entitled as of the date of such termination, and (B) reducing this number by the number of days of paid time off actually used by the Continuing Employee prior to the date of termination.
(h)If requested by Parent in writing delivered to the Company not less than ten (10) Business Days before the Closing Date, the Company Board (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as

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is necessary to terminate the Company’s 401(k) plan (the “Company 401(k) Plan”), effective as of the day prior to the Closing Date. To the extent the Company 401(k) Plan is terminated pursuant to Parent’s request, the Continuing Employees shall be eligible to participate in a 401(k) plan maintained by Parent or any of its Subsidiaries as soon as reasonably practicable following the Closing Date, and shall be entitled to effect a direct rollover of their account balances (including any outstanding loans) to such 401(k) plan maintained by Parent or its Subsidiaries.
(i)Nothing in this Section 6.5, whether express or implied, shall: (i) confer upon any current or former employee of the Company, Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates (including any Continuing Employee), the right to employment or continued employment or any term or condition of employment for any specified period, of any nature or kind whatsoever, or restrict the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates to terminate the employment or service of any Person; (ii) be construed to establish, amend, or modify any benefit or compensation plan, program, agreement, Contract, policy or arrangement; (iii) limit the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates to amend, modify or terminate any benefit or compensation plan, program, agreement, Contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them; or (iv) create any third-party beneficiary rights or obligations in any Person (including any employee of the Company or any of its Subsidiaries) other than the parties to this Agreement.
Section 6.6    Directors’ and Officers’ Indemnification and Insurance.
(a)The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, cause all rights to indemnification, advancement of expenses and exculpation now existing in favor of any present or former director, officer or employee of the Company or any of its Subsidiaries and the fiduciaries of any Company Benefit Plans (the “Indemnified Parties”) as provided in (i) the Company Organizational Documents or any comparable organizational document of any of the Subsidiaries of the Company or (ii) agreements between an Indemnified Party and the Company or one of its Subsidiaries, to survive the Merger and to continue in full force and effect for a period of not less than six (6) years after the Effective Time or, if longer, for such period as is set forth in any applicable agreement with an Indemnified Party in effect on the date of this Agreement.
(b)The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless all Indemnified Parties to the fullest extent permitted by applicable Law with respect to all acts and omissions arising out of or relating to their services as directors, officers or employees of the Company, its Subsidiaries or another Person, if such Indemnified Party is or was serving as a director, officer or employee of such other Person at the request of the Company, or fiduciaries of the Company Benefit Plans, whether asserted or claimed at or after or occurring before the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the Transactions or otherwise). If any Indemnified

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Party is or becomes involved in any Legal Action in connection with any matter subject to indemnification hereunder, then the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, advance as incurred any costs or expenses (including legal fees and disbursements), judgments, fines, losses, claims, damages, amounts paid in settlement, Taxes or Liabilities (“Damages”) arising out of or incurred in connection with such Legal Action, subject to the Surviving Corporation’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such Damages if it is ultimately determined under applicable Law that such Indemnified Party is not entitled to be indemnified. In the event of any such Legal Action, (i) the Surviving Corporation may elect to control the defense of any such Legal Action and (ii) the Surviving Corporation shall not settle, compromise or consent to the entry of any judgment on behalf of an Indemnified Party in any Legal Action pending or threatened in writing against such Indemnified Party (and in respect of which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all Liability arising out of such Legal Action or such Indemnified Party otherwise consents (such consent not to be unreasonably withheld, conditioned or delayed). No Indemnified Party may settle, compromise, or consent to the entry of any judgment in any proceeding or threatened Legal Action in which indemnification may be sought by an Indemnified Party hereunder without the prior written consent of the Surviving Corporation, such consent not to be unreasonably withheld, conditioned or delayed.
(c)Parent shall, and shall cause the Surviving Corporation to, maintain in effect for at least six (6) years after the Effective Time the current policies of directors’ and officers’ liability insurance (“D&O Insurance”) maintained by the Company or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the Transactions) so long as the Surviving Corporation is not required to pay an annual premium in excess of 300% of the last annual premium paid by the Company for such insurance before the date of this Agreement (such 300% amount being the “Maximum Premium”). If the Surviving Corporation is unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, then the Surviving Corporation shall, and Parent shall be entitled to cause the Surviving Corporation to, instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium. Notwithstanding the foregoing, in lieu of the arrangements contemplated by this Section 6.6(c), before the Effective Time, the Company or Parent shall purchase a “tail” directors’ and officers’ liability insurance policy, with the amount paid for such policy not exceeding the Maximum Premium, covering the matters described in this Section 6.6(c) with terms, conditions, retentions, and levels of coverage identical to the Company’s existing D&O Insurance and, once the Company or Parent purchases such a policy before the Effective Time, then the Surviving Corporation’s obligations under this Section 6.6(c) shall be satisfied so long as the Surviving Corporation causes such policy to be maintained in effect for a period of six (6) years following the Effective Time.

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(d)The covenants contained in this Section 6.6 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.
(e)In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, take all necessary action so that the successors or assigns of the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.6.
Section 6.7    Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Law, each of the parties to this Agreement shall, and shall cause its Affiliates to, use its reasonable best efforts to take, or cause to be taken, such actions and to do, or cause to be done (and assist and cooperate with the other party in doing), such things as are necessary, proper or advisable to ensure that the Offer Conditions and conditions set forth in Article VII are satisfied and to consummate the Transactions as promptly as reasonably practicable; provided, that, (i) prior to the Acceptance Time, in no event shall the Company or its Subsidiaries be required to pay, or otherwise incur any Liability with respect to, any fees (except for customary fees to Governmental Authorities), penalties or other consideration to obtain any consent or approval required for the consummation of the Transactions and (ii) no party shall be required to waive any right or remedy under this Agreement. Notwithstanding the foregoing, the terms of this Section 6.7 shall not limit the rights of the Company, Parent or Purchaser set forth in this Agreement.
Section 6.8    Consents; Filings; Further Action.
(a)Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Law, each of Parent, Purchaser and the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to promptly (i) obtain any consents, approvals or other authorizations, and make any filings and notifications, required in connection with the Transactions, (ii) make any other submissions either required or deemed appropriate by either Parent or the Company in connection with the Transactions under the Securities Act, the Exchange Act, the Antitrust Laws, the DGCL, the Applicable Exchange rules and regulations and any other applicable Law and (iii) take or cause to be taken such actions as are necessary, proper or advisable consistent with this Section 6.8 to cause receipt of required consents, approvals or authorizations, as applicable, under such Laws as soon as reasonably practicable, other than, in each case, with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, approvals, consents, registrations, permits, authorizations and other confirmations relating to Antitrust Laws, which are dealt with in Section 6.8(b) and Section 6.8(c). The parties shall cooperate and

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consult with each other in connection with the making of all such filings and notifications, including by providing copies of, and an opportunity to review and comment on (and shall consider in good faith all such comments reasonably proposed), all relevant filing and other documents to the non-filing party and its advisors before filing.
(b)Subject to the conditions set forth in this Section 6.8, each of the parties hereto agrees: (i) to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions within ten (10) days after the date of this Agreement, (ii) to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to the HSR Act and (iii) to promptly take such steps as are necessary to avoid or eliminate each and every impediment and obtain all consents under any such Antitrust Laws that may be required by any Governmental Authority, in each case with competent jurisdiction, so as to enable the parties hereto to consummate the Transactions. Subject to the conditions set forth in this Section 6.8, and without limiting the foregoing, each of the parties shall promptly take such reasonable actions as are necessary to secure the expiration or termination of any applicable waiting period under the HSR Act and resolve any objections asserted with respect to the Transactions under the applicable Antitrust Laws or by any Governmental Authority in order to prevent the entry of, any Law or Order that would prevent, prohibit, restrict or delay the consummation of the Transactions; provided, in each case, that neither the Company nor Parent shall have any obligation to undertake any such activity that is inconsistent with the standard set forth in Section 6.8(d). Each party shall use its reasonable best efforts to defend any Legal Action brought or threatened to be brought by any Person (including any Governmental Authority) in order to avoid entry of, or to have vacated, lifted or terminated, any Order that would prevent the consummation of the Transactions from occurring prior to the Termination Date. Subject to the conditions set forth in this Section 6.8, each of the parties shall promptly respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any Governmental Authority with respect to the Transactions. Parent shall not consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Transactions at the behest of any Governmental Authority without the consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. Nothing in this Agreement shall require any party hereto to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing.
(c)Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all material respects with each other in connection with any filing, communication or submission to or with a Governmental Authority in connection with the Transactions and in connection with any investigation, litigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private Person, including by providing the other party with copies of, and an opportunity to review and comment on (and shall consider in good faith all such comments reasonably proposed), all relevant filings, written communications and other documents in connection therewith, (ii) keep the other parties hereto informed in all

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material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the FTC, the DOJ or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, (iii) subject to applicable Laws relating to the exchange of information, consult with the other parties hereto with respect to information relating to the other parties hereto and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person or any Governmental Authority in connection with the Transactions and (iv) unless prohibited by the applicable Governmental Authority or other Person, give the other parties hereto the opportunity to attend and participate in all meetings and conferences with such Governmental Authority or other Person, including by providing the other party with copies of, and an opportunity to review and comment on (and shall consider in good faith all such comments reasonably proposed), all relevant filings, written communications and other documents in connection with such filings, notifications and communications. Subject to the obligations set forth in this Section 6.8, Parent shall, acting reasonably and in good faith, on behalf of the parties, direct and control all communications and strategy relating to any litigation or to obtaining all approvals under the Applicable Antitrust Laws necessary to consummate the Transaction; provided, that, (x) Parent shall provide the Company with reasonable prior notice of commitments or actions that Parent proposes to undertake with any Governmental Authority in connection with such efforts and (y) Parent shall consult with the Company and consider in good faith the Company’s strategy and views on any such approach (and the merits thereof) with respect to such matters.
(d)Notwithstanding anything to the contrary set forth in this Agreement, with respect to the matters set forth in this Section 6.8, none of Parent, Purchaser or any of their respective Subsidiaries shall be required to, and the Company may not without the prior written consent of Parent, become subject to, consent to, or offer or agree to, take or commit to take any action, if the taking of such action, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the financial condition or current operations of either (x) Parent and its Subsidiaries, taken as a whole, or (y) the Company and its Subsidiaries, taken as a whole.
Section 6.9    Public Announcements. Except as provided for in this Agreement, Parent and Purchaser, on the one hand, and the Company, on the other hand, shall consult with each other before issuing any press release or otherwise making any public statements about this Agreement or any of the Transactions, including, without limitation, any internal announcements to the employees of the Company. Neither Parent nor the Company shall issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable Law or the Applicable Exchange requirements, in which case that party shall use its reasonable best efforts to consult with the other party and give the other party an opportunity to review and comment on (and shall consider in good faith all such comments reasonably proposed) any such required disclosure, before issuing any such release or making any such public statement; provided, that each party may, without complying with the foregoing obligations, make any public statement regarding the Transactions in response to questions from the press, analysts, investors or those attending industry conferences, in

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each case, to the extent that such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties and otherwise in compliance with this Section 6.9 and do not reveal material non-public information regarding this Agreement or the Transactions; provided, further that, subject to the terms and conditions set forth in Section 6.4, Parent’s consent shall not be required, and the Company shall not be required to consult with Parent in connection with, or provide Parent an opportunity to review or comment upon, any press release or other public statement or comment to be issued or made with respect to any Takeover Proposal or with respect to any actions contemplated by Section 6.4(e) or Section 6.4(f). Notwithstanding the foregoing, without the prior consent of the other parties, (a) the parties may reasonably disseminate the information included in a press release or other document previously approved for external distribution by the other party and (b) this Section 6.9 shall not apply to any disclosure of information concerning this Agreement in connection with any dispute between the parties regarding this Agreement.
Section 6.10    Fees, Expenses and Conveyance Taxes. Except as explicitly provided otherwise in this Agreement, whether or not the Offer or the Merger is consummated, all fees, costs and expenses (including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this Agreement and the Transactions (“Expenses”) shall be paid by the party incurring those Expenses, except that (i) Expenses incurred in connection with the filing fees for any filings made under applicable Antitrust Laws shall be paid by Parent and (ii) except as explicitly provided otherwise in this Agreement, all documentary, sales, use, real property transfer, real property gains, registration, value added, transfer, stamp, recording and similar Taxes resulting from the Transactions (and any fees and penalties associated therewith) (“Conveyance Taxes”) shall be borne by Parent, and Parent shall file or cause to be filed all Tax Returns related thereto, regardless of who may be liable therefor under applicable Law.
Section 6.11    Rule 16b-3. Prior to the Effective Time, the Company shall (and shall be permitted to) take such steps as may be reasonably required to cause dispositions of the Company’s equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 6.12    Parent Vote. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Purchaser, will execute and deliver to Purchaser and the Company a written consent adopting this Agreement in accordance with the DGCL.
Section 6.13    Transaction Litigation. Prior to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VIII, Parent and the Company shall cooperate in the control of the defense and settlement of any Legal Action (including any class action or derivative litigation) relating directly or indirectly to this Agreement or the Transactions (“Transaction Litigation”) and the Company shall as promptly as reasonably practicable after obtaining Knowledge thereof, notify Parent of

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any Transaction Litigation; provided that no settlement shall be made without the consent of the other party, which shall not be unreasonably withheld, conditioned or delayed.
Section 6.14    Rule 14d-10. Prior to the Expiration Date, the Company (acting through the Company Board or any committee thereof) shall take all such steps as may be reasonably required to cause to be exempt under Rule 14d-10(d) under the Exchange Act any employment compensation, severance or other employee benefit arrangement that has been, or after the date of this Agreement will be, entered into by the Company or any of its Subsidiaries or Affiliates with current, former or future directors, officers or employees of the Company or any of its Subsidiaries or Affiliates, in each case under which any such person could become entitled to (i) any additional compensation, enhanced severance or other benefits or any acceleration of the time of payment or vesting of any compensation, severance or other benefits or any funding of any compensation or benefits by the Company or any of its Subsidiaries or Affiliates, as a result of the Offer (alone or in combination with any other event) or (ii) any other compensation or benefits from the Company or any of its Subsidiaries or Affiliates related to or contingent upon or the value of which would be calculated on the basis of the Offer, and to ensure that any such arrangements fall within the safe harbor provisions of such rule.
Section 6.15    Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper, or advisable on its part under applicable Laws and rules and policies of the Applicable Exchange to enable the delisting by the Surviving Corporation of the Shares from the Applicable Exchange Act as promptly as practicable after the Effective Time and the deregistration of the Shares under the Exchange Act as promptly as practicable after such delisting.
Section 6.16    Financing.
(a)
(i)Subject to the terms and conditions of this Agreement, each of Parent and Purchaser shall use its reasonable best efforts to obtain the Transaction Financing on the terms and conditions (including the “market flex” provisions, provided that such provisions do not reduce the amount (except by modifying original issue discount of the Transaction Financing) or adversely affect the availability of the Transaction Financing to be funded at Closing or the ability of Parent and the Purchaser to timely pay the Required Payment Amount as contemplated by this Agreement) described in the Commitment Letter at Closing, and shall not, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), agree to or permit the termination of the Commitment Letter or the definitive agreements relating to the Transaction Financing, or agree to or permit any amendment or modification to be made to, or any waiver of any provision under, the Commitment Letter or the definitive agreements relating to the Transaction Financing, that (i) reduces the aggregate amount of the Transaction

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Financing (including by changing the amount of fees to be paid or original issue discount of the Transaction Financing or similar fees) or (ii)(A) imposes new or additional conditions precedent or (B) otherwise adversely expands, amends or modifies any of the conditions precedent to the Transaction Financing, or otherwise expands, amends or modifies any other provision of the Commitment Letter, in the case of clauses (A) and (B), in a manner that would reasonably be expected to (x) delay, prevent or impede the ability of Parent and Purchaser to consummate the transactions contemplated by this Agreement, (y) make the timely funding of the Transaction Financing contemplated by the Commitment Letter (or satisfaction of the conditions precedent to the Transaction Financing) or the timely payment of the Required Payment Amount as contemplated by this Agreement on the Closing Date less likely to occur or (z) adversely impact the ability of each of Parent and Purchaser to enforce its rights against the other parties to the Commitment Letter or the definitive agreements with respect thereto (provided that, without the consent of the Company, Parent and Purchaser may amend the Commitment Letter (1) to favorably modify pricing terms or add additional lenders, arrangers, bookrunners and agents or (2) to implement or exercise any of the “market flex” provisions (including pricing terms) contained in the fee letter executed in connection with the Commitment Letter), if such amendments do not reduce the amount (except by exercising “market flex” to modify original issue discount of the Transaction Financing) or adversely affect the availability of the Transaction Financing to be funded at Closing or the ability of Parent and Purchaser to timely pay the Required Payment Amount as contemplated by this Agreement. Parent shall promptly deliver to the Company copies of any such amendment, modification or replacement. For purposes of this Section 6.16, references to “Transaction Financing” shall include the Transaction Financing contemplated by the Commitment Letter as permitted to be amended, modified or replaced by this Section 6.16(a) and references to “Commitment Letter” shall include such documents as permitted to be amended, modified or replaced by this Section 6.16(a).
(ii)Each of Parent and Purchaser shall use its reasonable best efforts (A) to maintain in effect the Commitment Letter and comply with its obligations thereunder, (B) to enter into definitive agreements pursuant to the Commitment Letter or the Engagement Letters, as applicable, consistent in all material respects with the terms and conditions (including the “market flex” provisions, provided that such provisions do not adversely affect the availability of the Transaction Financing to be funded at Closing or the ability of Parent and Purchaser to timely pay the Required Payment Amount as contemplated by this Agreement) contained in the Commitment Letter or the Engagement Letters, as applicable (or on terms no less favorable (taken as a whole) to Parent and Purchaser than the terms and conditions (including “market flex” provisions) in the Commitment Letter or the Engagement Letters, as applicable), and (C) to satisfy (or obtain the waiver of) on a timely basis all conditions precedent to funding in the Commitment Letter and such definitive agreements that are within Parent’s control and to consummate the Transaction Financing at the Closing. Parent shall keep the Company reasonably informed in reasonable detail of the status of its efforts to arrange the Transaction Financing and, upon Company’s written request, shall provide to the Company copies of the material definitive agreements with respect to the Transaction Financing. Without limiting the

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generality of the foregoing, Parent shall give the Company prompt notice (x) of any material breach or default by any party to any of the Commitment Letter or definitive agreements with respect to the Transaction Financing of which Parent has knowledge, (y) of the receipt of (A) any written notice or (B) other written communication, in each case from any Financing Source with respect to any actual or potential material breach, default, termination or repudiation by any party to any of the Commitment Letter or definitive agreements with respect to the Transaction Financing of any provisions of the Commitment Letter or definitive agreements with respect to the Transaction Financing, and (z) if at any time for any reason Parent believes in good faith that it will not be able to timely pay the Required Payment Amount as contemplated by this Agreement or to obtain all or any portion of the Transaction Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Commitment Letter or definitive agreements related to the Transaction Financing. As soon as reasonably practicable after any notice by Parent to the Company of the type described in the immediately preceding sentence, but in any event within two Business Days of the date the Company delivers to Parent a written request, Parent shall use reasonable best efforts to provide any information reasonably requested by the Company relating to any circumstance referred to in clause (x), (y) or (z) of the immediately preceding sentence; provided, in the event that Parent is required pursuant to this Section 6.16(a) to provide any information that is subject to attorney-client or similar privilege, Parent may withhold disclosure of such information so long as Parent gives notice to the Company of the fact that it is withholding such information and thereafter the Company and Parent shall use their respective reasonable best efforts to cause such information to be provided in a manner that would not reasonably be expected to waive the applicable privilege or protection. If all or any portion of the Transaction Financing becomes unavailable on the terms contemplated by the Commitment Letter (including any “market flex” provisions applicable to the Transaction Financing) for any reason, and such portion is reasonably required to pay the Required Payment Amount, then Parent shall promptly notify the Company and Parent and Purchaser shall use their reasonable best efforts to arrange and obtain in replacement thereof alternative debt Transaction Financing from alternative sources in an amount sufficient, when taken together with available cash of Parent and any then-available Transaction Financing pursuant to the Commitment Letter, to fund the Required Payment Amount with terms and conditions (including after giving effect to any “market flex” provisions) not materially less favorable (taken as a whole) to Parent and Purchaser than the terms and conditions (taken as a whole) set forth in the Commitment Letter (“Available Transaction Financing”), as promptly as reasonably practicable following the occurrence of such event. Parent shall deliver to the Company true and complete copies of all commitment letters and fee letters pursuant to which any such alternative source shall have committed to provide any portion of the Available Transaction Financing. Notwithstanding anything in this Section 6.16 or elsewhere in this Agreement to the contrary (but subject to Section 6.16(b)), in no event shall the “reasonable best efforts” of Parent and Purchaser be deemed or construed to require any such Person to, and no such Person shall be required to, pay any debt financing fees in the aggregate in excess of those contemplated by the Commitment Letter, or agree to conditionality or economic terms of debt financing that are (other than as specified in the preceding

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sentence) materially less favorable than those contemplated by the Commitment Letter or any related fee letter (including any “market flex” provision therein).
(b)Each of Parent and Purchaser acknowledges and agrees that the obtaining of any Transaction Financing or any alternative financing is not a condition to the Offer or the Merger and reaffirms its obligations to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Transaction Financing or any alternative financing.
(c)Prior to Closing, at Parent’s sole cost and expense, the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to provide, and use reasonable best efforts to cause its and the Company’s Subsidiaries’ respective Representatives to provide, to Parent and Purchaser such reasonable cooperation in connection with the Transaction Financing as is customary and reasonably requested by Parent or Purchaser, including by using its reasonable best efforts to:
(i)assist in preparation for and participation, upon reasonable advance notice, in a reasonable number of meetings and calls (including customary one-on-one meetings with parties acting as lead arrangers, bookrunners or agents for, and prospective lenders of, the Transaction Financing), drafting sessions, rating agency presentations, road shows, drafting sessions and due diligence sessions (including accounting due diligence sessions) at reasonable times and locations to be mutually agreed and assisting Parent and Purchaser in obtaining ratings in respect of Parent and public ratings in respect of any debt issued as part of the Transaction Financing from Standard & Poor’s Financial Services LLC, Moody’s Investors Service, Inc. and Fitch, Inc.;
(ii)assist Parent and Purchaser and the Financing Sources in the preparation of (A) customary offering documents, private placement memoranda, bank information memoranda, prospectuses and similar marketing documents for any of the Transaction Financing (including the provision of “backup” support), including the execution and delivery of customary representation letters in connection with bank information memoranda authorizing the distribution of information to prospective lenders and identifying any portion of such information that constitutes material, nonpublic information regarding the Company or its Subsidiaries or their respective securities (in each case in accordance with customary syndication practices) and (B) customary materials for rating agency presentations in connection with the Transaction Financing;
(iii)deliver to Parent and Purchaser (a) audited consolidated balance sheets and related audited consolidated statements of income, shareholders’ equity and cash flows of the Company as of and for the fiscal years ended December 31, 2016, January 2, 2016 and January 3, 2015 and any subsequent fiscal year ending more than ninety (90) days before the Closing Date (which have been audited in accordance with the standards of the Public Company Accounting Oversight Board) and (b) unaudited consolidated balance sheets and related unaudited consolidated statements of income, shareholders’ equity and cash flows of the

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Company as of and for each subsequent fiscal quarter ended after the most recent balance sheet described in clause (a) that is ended at least forty-five (45) days before the Closing Date (which have been reviewed in accordance with SAS 100) (the items set forth in clause (a) and clause (b), the “Required Financial Information”) and (c) financial data and other related information of the Company and its Subsidiaries that would be of the type and form that are customarily included in marketing materials for debt securities, and of the type, form and substance necessary for an investment bank to receive comfort (including “negative assurance” comfort), including information required by Regulation S-X and S-K under the Securities Act of 1933, as amended, and all other accounting rules and regulations of the SEC promulgated thereunder applicable to a registration statement under such Act on Form S-1;
(iv)deliver to Parent and Purchaser and the Financing Sources as promptly as reasonably practicable (x) such information as may be reasonably necessary for the Required Financial Information to remain Compliant and (y) such other pertinent financial and other customary information (including assistance with preparing projections, financial estimates, forecasts and other forward-looking information) to the extent reasonably requested by Parent or identified in the Commitment Letter in connection with the preparation of customary offering or information documents to be used for the Transaction Financing and, solely with respect to financial information and data derived from the Company’s historical books and records, assist Parent in preparing pro forma (A) balance sheets and related notes as of the most recently completed interim fiscal period of Parent, and (B) income statements and related notes for the most recently completed fiscal year of Parent, for the most recently completed interim fiscal period of Parent and for the twelve (12) month period ending on the last day of the most recently completed four (4) fiscal quarter fiscal period of Parent ended at least forty-five (45) days before the Closing Date (sixty (60) days, in the case of the fiscal year end of Parent), prepared after giving effect to the transactions described in the Commitment Letter as if such transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statements of income) and other pro forma financial information required by Regulation S-X in connection with the Transaction Financing (including by recasting any of the Company’s Required Financial Information to match the fiscal year end of Parent and providing appropriate related disclosure for purposes of preparing Regulation S-X compliant pro forma financial statements), it being understood that the Company need only assist in the preparation thereof but shall not be required to (x) prepare independently any pro forma financial statements or (y) provide any information or assistance relating to (1) the proposed aggregate amount of financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such financing, (2) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Transaction Financing or (3) any financial information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Company by Parent;

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(v)upon Parent’s request, (A) issue customary representation letters to the Company’s independent registered public accounting firm; (B) use reasonable best efforts to obtain, consistent with customary practice, such independent registered public accounting firm's consent to the inclusion in or incorporation by reference into Parent’s and Purchaser’s offering materials related to the Transaction Financing of the Company’s consolidated financial information and their reports thereon, in each case, to the extent such consent is required;(C), cooperate with Parent and Purchaser to obtain from such independent registered public accounting firm, customary comfort letters (including customary “negative assurance” comfort) with respect to the Company's financial information included or incorporated by reference in the offering materials related to the Transaction Financing and (D) use reasonable best efforts to cause such independent registered public accounting firm to be available to participate in customary accounting due diligence sessions with Parent and the Financing Sources;
(vi)use reasonable best efforts to permit the Transaction Financing to benefit from the existing lending relationships of the Company and its Subsidiaries;
(vii)assist in identifying the steps for repayment on the Closing Date of the Retired Debt, except as otherwise mutually agreed, and cooperate with any back-stop, “roll-over” or termination of any existing letters of credit thereunder (and the release and discharge of all related liens and security interests), and use reasonable best efforts to provide to Parent prior to the Closing customary pay-off letters and forms of UCC-3 financing statements and other related lien releases and termination notices and agreements as are reasonably necessary in connection with the Transaction Financing (it being understood that no such documentation shall become effective or be permitted to be filed or recorded until the Effective Time and the payoff of the Retired Debt shall have occurred);
(viii)execute and deliver as of, but not prior to and not effective before, the Effective Time customary definitive financing documentation as may be reasonably requested by Parent in connection with the Transaction Financing and in accordance with the Commitment Letter and/or Engagement Letter, as applicable, including pledge and security documents, guarantees and customary officer’s certificates required in connection with the Transaction Financing, and otherwise reasonably facilitate the pledging of collateral upon the occurrence of the Effective Time; and
(ix)at least three (3) Business Days prior to the Closing Date, provide all documentation and other information relating to the Company and its Subsidiaries required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act to the extent reasonably requested by Parent and Purchaser at least ten (10) days prior to the anticipated Closing Date;

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provided that (1) neither the Company nor any of its Subsidiaries nor any of their respective Affiliates or Representatives shall be required to (A) pay any commitment or other fees, in each case, in connection with the Transaction Financing, (B) give any indemnities or make any representations and warranties (other than (x) representation letters given to its firm of independent registered public accountants in accordance with paragraph (v) above and (y) indemnities and representations and warranties set forth in the definitive financing documentation in connection with the Transaction Financing) in connection with the Transaction Financing (subject to subclause (F) and clause (2) below), (C) take any action that is not customary for debt financing transactions and that materially and adversely interferes with the ongoing business and operations of the Company and its Subsidiaries, (D) provide any information the disclosure of which is prohibited or restricted under applicable Law, prohibited by a confidentiality agreement or subject to legal privilege, (E) take any action that will conflict with or violate its organizational documents or any applicable Law or would result in a violation or breach of, or default under, any agreement to which the Company or any of its Subsidiaries is a party or (F) execute any agreement, certificate, document or instrument or agree to any change or modification of any existing agreement, certificate, document or instrument (other than any payoff letters required in connection with the Transaction Financing) pursuant to this Section 6.16(c) with respect to the Transaction Financing that is effective prior to the Closing and that is not contingent on consummation of the Closing and the occurrence of the Effective Time; (2) the effectiveness of any definitive documentation delivered pursuant to this Section 6.16(c) executed by the Company or any of its Subsidiaries, and the attachment of any Lien with respect thereto, shall be subject to the consummation of the Closing and the occurrence of the Effective Time; (3) no officer or other Representative of the Company or any of its Subsidiaries that will not continue employment with Parent or the Surviving Corporation or one of its Subsidiaries following the Closing shall be required to deliver any certificate or opinion pursuant to this Section 6.16(c) or other provisions of this Agreement; and (4) the members of the Board of Directors of the Company or any of its Subsidiaries as of prior to the Effective Time shall not be required to approve any Transaction Financing or any other matters related thereto or make any determinations related thereto. Notwithstanding anything herein to the contrary, each of Parent and Purchaser hereby acknowledges and agrees that (i) the condition set forth in (x) paragraph (f) of the Offer Conditions shall be deemed satisfied as it applies to the Company’s obligations under this Section 6.16(c) other than the obligations in Sections 6.16(c)(iii)(a) and (b) and Section 6.16(c)(iv)(x), and (y) Section 8.3(b) shall be deemed not to be satisfied as it applies to the Company’s obligations under this Section 6.16(c) other than the obligations in Sections 6.16(c)(iii)(a) and (b) and Section 6.16(c)(iv)(x), in the case of each of clause (x) and (y) unless the Transaction Financing has not been obtained primarily as a result of the Company’s Willful and Material Breach of its obligations under this Section 6.16(c) and (ii) that the condition set forth in (x) paragraph (f) of the Offer Conditions shall be deemed satisfied as it applies to the Company’s obligations under Sections 6.16(c)(iii)(a) and (b) and Section 6.16(c)(iv)(x) and (y) Section 8.3(b) shall be deemed to not be satisfied as it applies to the Company’s obligations under Sections 6.16(c)(iii)(a) and (b) and Section 6.16(c)(iv)(x), in the case of each of clause (x) and (y), unless the Company’s material breach of its

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obligations under Sections 6.16(c)(iii)(a) and (b) and Section 6.16(c)(iv)(x) has materially contributed to the Transaction Financing having not been obtained.
(d)The Company hereby consents to the use of all of its and its Subsidiaries’ logos solely in connection with the syndication and marketing of the Transaction Financing (subject to the Company having a reasonable opportunity for advance review of and consultation with respect to such use); provided that such logos are used solely in a manner that is reasonable and customary for such purposes and that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their respective products, services, offerings, joint ventures or intellectual property rights.
(e)Parent shall, promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including legal fees and expenses) to the extent such costs are incurred by the Company or any of its Subsidiaries in connection with such cooperation provided by the Company or any of its Subsidiaries or their respective Representatives pursuant to the terms of this Section 6.16. Parent shall indemnify, defend and hold harmless the Company and its Subsidiaries, and each of their respective directors, officers, employees, agents and other Representatives from and against any and all losses, damages, claims, interest, costs, expenses, awards, judgments, penalties and amounts paid in settlement suffered or incurred, directly or indirectly, in connection with the Transaction Financing, other than (i) if such loss, damage or other amount is found by a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of the Company or any of its Subsidiaries or (ii) with respect to any information provided or prepared by the Company or its Subsidiaries in connection therewith.
ARTICLE VII
CONDITIONS TO THE MERGER
Section 7.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to this Agreement to effect the Merger is subject to the satisfaction (or waiver, if permissible under applicable Law) on or before the Closing Date of each of the following conditions:
(a)No Legal Restraints. No Governmental Authority described in Section 7.1(a) of the Company Disclosure Letter (a “Restraint Authority”) shall have issued any Order, and no applicable Law or other legal restraint or prohibition of any such Restraint Authority shall be in effect, that enjoins or otherwise prohibits consummation of the Merger.
(b)Consummation of the Offer. Purchaser shall have irrevocably accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.

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ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER
Section 8.1    Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Acceptance Time by mutual written agreement of Parent and the Company.
Section 8.2    Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time prior to the Acceptance Time:
(a)if the Acceptance Time shall not have occurred on or before February 7, 2018 (the “Termination Date”). Notwithstanding the foregoing, the right to terminate this Agreement under this Section 8.2(a) shall not be available to any party to this Agreement whose breach of any covenant or agreement of this Agreement has been the principal cause of, or principally resulted in, the failure of the Acceptance Time to occur by such date (it being understood that Parent and Purchaser shall be deemed to be a single party for purposes of this sentence); or
(b)if (i) any Order by a Restraint Authority enjoins or otherwise prohibits the consummation of any of the Transactions and such Order has become final and non-appealable or (ii) any applicable Law or other legal restraint or prohibition of any such Restraint Authority shall be in effect that makes consummation of any of the Transactions illegal.
Section 8.3    Termination by Parent. This Agreement may be terminated by Parent at any time prior to the Acceptance Time:
(a)following an Adverse Recommendation Change or if the Company has Willfully and Materially breached Section 6.4 in any material respect; or
(b)if (I) the Company breaches any of its representations or warranties set forth herein or the Company has failed to perform any of its covenants or agreements set forth herein, which breach or failure to perform (i) would give rise to the failure of any Offer Condition set forth in paragraphs (e) or (f) of Annex I, and (ii) (A) is not capable of being cured prior to the Termination Date or (B) is not cured within twenty (20) Business Days following Company’s receipt of written notice from Parent of such breach or failure to perform, but only so long as neither Parent nor Purchaser are then in material breach of their respective representations, warranties, covenants or agreements contained in this Agreement such that the Company would be entitled to terminate this Agreement pursuant to Section 8.4(b) or (II) the Offer Condition set forth in paragraph (c) of Annex I cannot be satisfied and is not cured within thirty (30) days following Company’s receipt of written notice.
Section 8.4    Termination by the Company. This Agreement may be terminated by the Company at any time prior to the Acceptance Time:

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(a)in order to enter into an Alternative Acquisition Agreement providing for the implementation of the applicable Superior Proposal pursuant to and in accordance with the terms and conditions of Section 6.4(e); provided that the Company shall not have a right to terminate this Agreement pursuant to this Section 8.4(a) unless concurrently with such termination the Company duly executes and validly delivers such Alternative Acquisition Agreement to the counterparty thereto and pays the Company Termination Fee in accordance with Section 8.7;
(b)if Parent or Purchaser breaches any of their respective representations or warranties, set forth herein or either Parent or Purchaser has failed to perform any of its covenants or agreements set forth herein, which breach or failure to perform (i) would result in a Parent Material Adverse Effect, and (ii) (A) is not capable of being cured prior to the Termination Date or (B) is not cured within twenty (20) Business Days following the Company’s delivery of written notice to Parent of such breach or failure to perform, but only so long as the Company is not then in breach of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of an Offer Condition set forth in paragraphs (c), (e) or (f) of Annex I; or
(c)if (A) the Offer Conditions (other than those Offer Conditions that by their nature are to be satisfied at the Acceptance Time) have been satisfied or waived as of the Expiration Time, Purchaser shall have failed to consummate (as defined in Section 251(h) of the DGCL) the Offer when otherwise required to do so in accordance with the terms of this Agreement (unless such failure shall have been caused by or resulted from the failure of the Company to perform, in any material respect, any of its covenants or agreements contained in this Agreement), (B) thereafter, the Company has irrevocably confirmed in writing to Parent that the Company is ready, willing and able to consummate the Transactions in accordance with the terms of this Agreement and (C) Purchaser fails to consummate the Offer within two (2) Business Days after such irrevocable confirmation; provided that, notwithstanding anything in Section 8.2(a) to the contrary, no party shall be permitted to terminate this Agreement pursuant to Section 8.2(a) during such two (2) Business Day period.
Section 8.5    Notice of Termination. The party desiring to terminate this Agreement pursuant to this Article VIII (other than pursuant to Section 8.1) shall give written notice of such termination to the other party in accordance with Section 9.7, specifying the provision or provisions hereof pursuant to which such termination is effected.
Section 8.6    Effect of Termination. In the event of termination of this Agreement, this Agreement shall immediately become void and have no effect, without any Liability on the part of Parent, Purchaser or the Company; provided, that:
(a)the Confidentiality Agreement and the provisions of Section 6.3(c), Section 6.9, Section 6.10, this Section 8.6, Section 8.7 and Article IX and any definitions related thereto shall survive the termination hereof; and

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(b)subject to Section 8.7(c), no such termination shall relieve any party from any Damages resulting from a Willful and Material Breach of this Agreement prior to any termination, in which case the non-breaching party shall be entitled to all rights and remedies available at Law or in equity. In the case of any Damages sought by the Company from Parent or Purchaser, including for any failure to consummate any of the Transactions when required to do so by this Agreement, the Company may seek to have such Damages, notwithstanding anything to the contrary contained in Section 9.11 or any other provision of this Agreement, take into account the consideration that would have otherwise been payable to the stockholders and equity holders of the Company pursuant to this Agreement or the loss of market value or stock price of the Company (including its Common Stock) and implied value of any equity awards.
Section 8.7    Fees and Expenses Following Termination.
(a)Except as set forth in this Section 8.7, all Expenses incurred in connection with this Agreement and the Transactions shall be paid in accordance with the provisions of Section 6.10.
(b)The Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to $83,271,000 (such amount, the “Company Termination Fee”):
(i)if this Agreement is terminated by the Company pursuant to Section 8.4(a), in which case payment shall be made concurrently with such termination;
(ii)if this Agreement is terminated by Parent pursuant to Section 8.3(a) in which case payment shall be made within three (3) Business Days following such termination; or
(iii)if (A) a Takeover Proposal shall have been publicly made or otherwise becomes generally known to the public, in each case prior to the Acceptance Time and not publicly withdrawn on a bona fide basis, (B) thereafter this Agreement is terminated by the Company or Parent pursuant to, and in accordance with, Section 8.2(a) in circumstances where the conditions set forth in paragraph (b) of Annex I and paragraph (c) of Annex I have been satisfied, but the Minimum Tender Condition has not been satisfied, or by Parent pursuant to Section 8.3(b) and (C) within twelve (12) months following the date of such termination (1) the Company enters into a definitive Contract with respect to any transaction specified in the definition of “Takeover Proposal” and such Takeover Proposal is subsequently consummated (even if after such twelve-month period) or (2) any such transaction is consummated, in each case, whether or not involving the same Takeover Proposal or the Person making the Takeover Proposal referred to in clause (A), in which case payment shall be made within two (2) Business Days following the earlier of the date on which (x) the Company enters into such Contract and (y) such transaction is consummated. For purposes of this Section 8.7(b)(iii) only, references in the definition of the term

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“Takeover Proposal” to the figure “20%” shall be deemed to be replaced by “more than 50%.”
(c)Notwithstanding anything to the contrary in this Agreement, Parent’s right to receive the Company Termination Fee pursuant to this Section 8.7 shall be the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise) of Parent and its Affiliates, as applicable, against the Company Related Parties for (x) any Damages suffered as a result of the failure of the Transactions to be consummated and (y) any other Damages suffered as a result of or under this Agreement and the Transactions, and upon payment of the Company Termination Fee in accordance with this Section 8.7, none of the Company Related Parties, or the Financing Sources, any other potential financing source (or any of their respective Affiliates), shall have any further Liability relating to or arising out of this Agreement or the Transactions; provided, that the foregoing shall not impair the rights of Parent and Purchaser, if any, to obtain injunctive relief pursuant to Section 9.15 prior to any termination of this Agreement.
ARTICLE IX
MISCELLANEOUS
Section 9.1    Certain Definitions. For purposes of this Agreement:
(a)“Acceptable Confidentiality Agreement” ” means a confidentiality agreement between the Company and another Person (i) containing terms as to confidentiality that are, in the aggregate, no less restrictive of, or, in the aggregate more favorable to, the counterparty and its Affiliates and Representatives than the terms set forth in the Confidentiality Agreement are to Parent and its Affiliates and Representatives and (ii) that does not prohibit the Company from complying with its obligations under Section 6.4.
(b)“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person; provided, that neither any Person that owns equity securities of the Company nor any Affiliate or portfolio company of such Person shall be deemed to be an Affiliate of the Company solely by virtue of such Person’s ownership of equity securities of the Company. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.
(c)“Antitrust Laws” means the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable Foreign Competition Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to

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prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
(d)“Applicable Exchange” means the New York Stock Exchange and the Stock Exchange of Hong Kong Limited.
(e)“Business Day” means any day other than Saturday, Sunday or a day on which commercial banks in New York, New York are authorized or required by Law to close, and shall consist of the time period from 12:01 a.m. through 12:00 midnight New York City time.
(f)“Common Stock” means shares of common stock, par value $1.00 per share, of the Company.
(g)“Company Equity Awards” means the Company Options, Company MSU Awards, Company PSU Awards, Company RSU Awards and any other awards linked to the equity of the Company, regardless of whether settled in Common Stock.
(h)“Company Equity Plans” means the (i) Liz Claiborne, Inc. Outside Directors’ Deferral Plan; (ii) Liz Claiborne, Inc. 2000 Stock Incentive Plan, as amended; (iii) Liz Claiborne, Inc. 2002 Stock Incentive Plan, as amended; (iv) Liz Claiborne, Inc. 2005 Stock Incentive Plan, as amended; (v) Liz Claiborne, Inc. 2011 Stock Incentive Plan, as amended; and (vi) Fifth & Pacific Companies, Inc. 2013 Stock Incentive Plan, under which Company Equity Awards have been granted.
(i) “Company Material Adverse Effect” means any fact, change, event, development, occurrence, state of facts or effect (each, an “Effect”) that has had, or would reasonably be expected to have, individually or in the aggregate with any one or more other Effects, a material adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, that the term “Company Material Adverse Effect” shall not include any such Effect arising out of, or resulting from (i) any national, international or any foreign or domestic regional economic, financial, trade-based, social or political conditions or relationships, including the results of any primary or general election or any statements or other proclamations of public officials, or changes in policy related thereto, (ii) general changes in any financial, debt, credit, capital or banking markets or conditions (including any disruption thereof), (iii) changes in interest, currency, or exchange rates or the price of any commodity, security, or market index, changes in legal or regulatory conditions, including changes or proposed changes (after the date hereof) in Law, GAAP or interpretations or enforcement thereof, (iv) changes in the Company’s and its Subsidiaries’ industries in general or seasonal fluctuations in the business of the Company or any of its Subsidiaries consistent with past practice, (v) any reduction in the market price or trading volume of any securities or indebtedness of the Company or any of its Subsidiaries, any decrease of the rating or the ratings outlook for the Company or any of its Subsidiaries by any applicable rating agency and the consequences of such ratings or outlook decrease, or the change in, or failure of the Company to meet, or the

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publication of any report regarding, any internal or public projections, forecasts, budgets or estimates of or relating to the Company or any of its Subsidiaries for any period, including with respect to revenue, earnings, cash flow or cash position (it being understood that the underlying causes of such decline or failure may, if not otherwise expressly excluded from the definition of Company Material Adverse Effect, be taken into account in determining whether a Company Material Adverse Effect has occurred), (vi) the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, mass-shootings, acts of domestic or foreign terrorism (including cyber-terrorism) or military conflicts, whether or not pursuant to the declaration of an emergency or war, (vii) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity, (viii) the general public awareness of the Company’s intention or desire to enter into this Agreement, (ix) any Legal Actions arising from or relating to this Agreement or the Transactions, (x) the execution, announcement, performance or existence of this Agreement, the identity of the parties hereto or any of their respective Affiliates, Representatives or financing sources, the taking or not taking of any action, to the extent, in each case, expressly required by the Agreement (other than, in each case, for purposes of any representation or warranty set forth in Section 4.7), (xi) any actions taken, or not taken, with the express written consent of or at the express written request of Parent or Purchaser, and (xii) any action taken by Parent, Purchaser or any of their respective Subsidiaries or representatives after the date hereof; provided, that in the case of clauses (i) through (viii), if such Effect disproportionately affects the Company and its Subsidiaries, taken as a whole, compared to other companies in the industry in which the Company and its Subsidiaries operate, then, to the extent not otherwise excluded from the definition of Company Material Adverse Effect, only such incremental disproportionate impact or impacts shall be taken into account in determining whether there has been a Company Material Adverse Effect.
(j)“Company MSU Award” means a market share unit award issued by the Company pursuant to a Company Equity Plan that vests in whole or in part upon the achievement of one or more performance goals (notwithstanding that the vesting of such market share unit may also be conditioned upon the continued services of the holder thereof), pursuant to which the holder has a right to receive Shares after the vesting or lapse of restrictions applicable to such unit. “Company MSU Award” shall not include Company PSU Awards or Company RSU Awards.
(k)“Company Option” means an option to acquire shares of Common Stock granted by the Company pursuant to a Company Equity Plan.
(l)“Company Organizational Documents” means the certificate of incorporation and bylaws (or the equivalent organizational documents) of the Company and its Subsidiaries as in effect on the date of this Agreement.
(m)“Company PSU Award” means a performance share unit award issued by the Company pursuant to a Company Equity Plan that vests in whole or in part upon the achievement of one or more performance goals (notwithstanding that the vesting of such performance share unit may also be conditioned upon the continued

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services of the holder thereof), pursuant to which the holder has a right to receive Shares after the vesting or lapse of restrictions applicable to such unit. “Company PSU Award” shall not include Company MSU Awards or Company RSU Awards.
(n)“Company Related Parties” means (i) the Company and its Subsidiaries, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of the Company or its Subsidiaries or (iii) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing.
(o)“Company RSU Award” means a restricted stock unit award issued by the Company pursuant to a Company Equity Plan that vests solely upon the continued service of the holder over a specified period of time, pursuant to which the holder has a right to receive Shares after the vesting or lapse of restrictions applicable to such unit. “Company RSU Awards” shall not include Company MSU Awards or Company PSU Awards.
(p)“Compliant” means, with respect to the Required Financial Information, that: (a) the applicable auditors have not withdrawn any audit opinion with respect to any audited financial statements contained in the Required Financial Information; (b) it has not become necessary to restate any historical financial statements included in the Required Financial Information, and the Company has not publicly announced that any such restatement is under consideration; and (c) the financial statements included in the Required Financial Information comply with Regulation S-X; provided that, in the case of each of clauses (a), (b) and (c) above, such Required Financial Information shall be deemed to be not Compliant only if after making the necessary correction or restatement of the applicable financial statements, such corrected or restated financial statements reflect a material and adverse change to the financial condition and results of operations of the Company and its Subsidiaries taken as a whole from that set forth in such financial statements prior to such correction or restatement.
(q)“Contract” means any contract, agreement, indenture, note, bond, loan, lease, sublease, conditional sales contract, mortgage, license, sublicense, obligation, promise, undertaking, commitment, letter of intent, memorandum of understanding or other binding arrangement whether written or oral.
(r) “Enforceability Exceptions” means (i) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws of general applicability affecting creditors’ rights generally and (ii) general principles of equity, whether considered in a Legal Action at law or in equity.
(s)“Equity Award Exchange Ratio” means the quotient of (x) Merger Consideration and (ii) the dollar volume-weighted average sale price for Parent Shares as reported on the New York Stock Exchange during the period beginning at 9:30

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a.m., New York City Time (or such other time as such market publicly announces is the official open of trading), and ending at 4:00 p.m., New York City Time (or such other time as such market publicly announces is the official close of trading), as reported by Bloomberg through its “Volume at Price” functions (or, if not reported thereby, any other authoritative source) for the ten (10) consecutive trading days ending with (but not including) the Closing Date, rounded to the nearest one ten thousandth.
(t)“ERISA Affiliate” means a corporation that is or was at the relevant time a member of a controlled group of corporations with the Company or any of its Subsidiaries within the meaning of Code Section 414(b), a trade or business that is or was under common control with the Company or any of its Subsidiaries within the meaning of Code Section 414(c), or a member of an affiliated service group with the Company or any of its Subsidiaries within the meaning of Code Sections 414(m) or (o).
(u)“Governmental Authority” means: (i) any federal, state, local, municipal, foreign or international government or governmental authority, quasi-governmental entity of any kind, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private) or anybody exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, (ii) any self-regulatory organization, or (iii) any political subdivision of any of the foregoing.
(v)“Hazardous Substances” means any pollutants, contaminants, toxic or hazardous or extremely hazardous substances, materials, wastes, constituents, compounds, chemicals, natural or man-made elements or forces (including petroleum or any by-products or fractions thereof, any form of natural gas, lead, asbestos and asbestos-containing materials, polychlorinated biphenyls (“PCBs”) and PCB-containing equipment, radon and other radioactive elements, ionizing radiation, electromagnetic field radiation and other non-ionizing radiation, infectious, carcinogenic, mutagenic or etiologic agents, pesticides, defoliants, explosives, flammables, corrosives and urea formaldehyde foam insulation) that are regulated by, or may form the basis of liability under, any Environmental Law.
(w)“House Mark” means any registered or common law trademark rights owned or purported to be owned, by the Company or any of its Subsidiaries, to the KATE SPADE mark in any jurisdiction world-wide.
(x)“Intellectual Property” means any: (i) patents, patent applications or statutory invention registrations, (ii) trademarks, service marks, trade dress, logos, domain names and other source or business identifiers (whether registered or unregistered), together with the goodwill associated with any of the foregoing and all registrations, applications for registration, renewals and extensions of any of the foregoing, (iii) copyrights (whether registered or unregistered) including copyright applications and registrations and all other works of authorship, including patterns, designs and Software, (iv) rights in databases and data collections, and (v) trade secrets under applicable Law, including confidential and proprietary information and know-how.

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(y)“Intervening Event” means a material event, occurrence or development occurring or arising after the date hereof that was not known to, or reasonably anticipated by, the Company Board as of the date of this Agreement, other than any event, occurrence or development that relates to a Takeover Proposal.
(z)“IT Systems” means the computer software, technology, computer hardware, firmware, networks, and interfaces.
(aa)“Key Employees” means Craig Leavitt, Deborah Lloyd, George Carrara, Thomas Linko, Timothy Michno and Linda Yanussi.
(bb)“Knowledge” means (i) with respect to the Company, the actual knowledge after reasonable inquiry of the Persons set forth in Section 9.1(bb) of the Company Disclosure Letter and (ii) with respect to Parent or Purchaser, the actual knowledge after reasonable inquiry of any officers or directors of Parent or Purchaser.
(cc)“Law” means any law, statute, ordinance, code, regulation, rule, executive order, treaty, convention or other requirement of, or promulgated or enacted by, any Governmental Authority, and any Orders.
(dd)“Licensed Intellectual Property” means all Intellectual Property that is owned by a third party and licensed or sublicensed by either the Company or any of its Subsidiaries, as the case may be.
(ee)“Liens” means any mortgages, liens, pledges, security interests, claims, options, deeds of trust, rights of first offer or refusal, charges or other encumbrances in respect of any property or asset.
(ff)“Orders” means any orders, decisions, judgments, writs, injunctions, decrees, awards or other determination of any Governmental Authority.
(gg)“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by either the Company or any of its Subsidiaries, as the case may be.
(hh)“Parent Common Stock” means shares of common stock, par value $0.01 per share, of the Parent.
(ii)“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, would, or is reasonably expected to, prevent, materially impair or impede Parent’s or Purchaser’s ability to consummate the Transactions.
(jj)“Permitted Lien” shall mean (i) any Lien for Taxes or other governmental charges which are not yet due or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established, to the extent required, in the Company SEC Reports in accordance with GAAP, (ii) Liens securing indebtedness or liabilities that are reflected in the Company SEC Reports,

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(iii) such non-monetary Liens or other imperfections of title, if any, that are not materially adverse to the Company and its Subsidiaries, including (A) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property and (B) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (iv) rights of parties in possession, other than with respect to Intellectual Property, (v) Liens imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations, (vi) Liens disclosed on existing title insurance policies, title reports or existing surveys which have (together with all documents creating or evidencing such Liens) been delivered to Parent, (vii) materialmans’, mechanics’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the ordinary course of business for amounts not yet due or which are being contested in good faith, (viii) in the case of leased or licensed real property, any Lien to which the fee or any other interest in the leased or licensed premises is subject, and any rights contained in the applicable lease, license or other occupancy agreement and (ix) other Liens that would not, individually or in the aggregate, have or reasonably be expected to have a material impact on the operation of the business of the Company or its Subsidiaries, taken as a whole.
(kk)“Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust or other legal entity or organization, including a Governmental Authority.
(ll)“Representatives” means, when used with respect to Parent or the Company, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of Parent or the Company, as applicable, and their respective Subsidiaries.
(mm)“Revolving Credit Facility” means that Credit Agreement, dated as of May 16, 2014, by and among the Company, Kate Spade UK Limited, Kate Spade Canada, Inc., and the Guarantors and Lenders, Administrative Agents, Collateral Agents, Syndication Agent, Documentation Agent, Arrangers, and Bookrunners party thereto.
(nn)“Significant Subsidiary” means a subsidiary of a Person as defined in Section 1-02 of Regulation S-X under the Exchange Act.
(oo)“Software” means computer software programs including source code and object code.
(pp)“Subsidiary” means, when used with respect to any Person, any other Person that such Person directly or indirectly owns or has the power to vote or control more than 50% of the voting stock or other interests the holders of which are generally entitled to vote for the election of the board of directors or other applicable governing body of such other Person.

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(qq)“Superior Proposal” means any bona fide written Takeover Proposal that was not solicited or obtained in material breach of Section 6.4 that the Company Board has determined in good faith after consultation with its outside legal and financial advisors, (i) would, if consummated, be more favorable to the Company’s stockholders from a financial point of view than the Transactions and (ii) is reasonably likely of being completed (if accepted) on the terms proposed, taking into account the likelihood and timing of consummation (as compared to the Transactions) and all legal, regulatory, financial, conditionality, financing and other aspects of such proposal and of this Agreement; provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “more than 50%.”
(rr)“Takeover Proposal” means any inquiry, proposal, indication of interest or offer (in writing or otherwise) from any Person or group (other than Parent and its Subsidiaries), relating to, in a single transaction or series of related transactions, any direct or indirect (i) acquisition of more than 20% of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Company Board), including through the acquisition of one or more Subsidiaries of the Company owning such assets, (ii) acquisition of beneficial ownership (as defined in Rule 12d-3 under the Exchange Act) of more than 20% of the outstanding shares of Common Stock or voting power of the Company, (iii) tender offer or exchange offer that if consummated would result in any Person or group beneficially owning more than 20% of the outstanding shares of Common Stock or voting power of the Company or (iv) merger (including a reverse merger in which the Company is the surviving corporation), consolidation, share exchange, or similar transaction involving the Company pursuant to which such Person or group (or the stockholders of any Person) would acquire, directly or indirectly, more than 20% of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Company Board) or more than 20% of the aggregate voting power of the Company or of the surviving entity.
(ss)“Tax” or “Taxes” means any and all federal, state, local, non-U.S. or other taxes, levies, fees, imposts, duties, and similar governmental charges of any kind whatsoever (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto), whether disputed or not, including (i) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (ii) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes.
(tt)“Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements supplied or required to be supplied to a Governmental Authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

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(uu)“Term Credit Facility” means the Term Credit Agreement, dated as of April 10, 2014, among Kate Spade & Company and the Lenders, Administrative Agent, Syndication Agent, Co-Documentation Agents, Joint Bookrunners and Joint Lead Arrangers party thereto.
(vv)“Willful and Material Breach” means a willful and deliberate act or a willful and deliberate failure to act (including a failure to cure), in each case that is the consequence of an act or omission by a party that knows that the taking of such act or failure to take such act would or would reasonably be expected to cause a breach of this Agreement (regardless of whether breaching was the object of the act or failure to act), it being understood that such term shall include, in any event, the failure to consummate the Offer or the Merger when required to do so by this Agreement.
Section 9.2    Interpretation. Unless the express context otherwise requires:
(a)the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;
(b)terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;
(c)the terms “Dollars” and “$” mean U.S. dollars;
(d)references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;
(e)wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;
(f)references herein to any gender shall include each other gender;
(g)references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, that nothing contained in this Section 9.2 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;
(h)references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;
(i)with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

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(j)the word “or” shall be disjunctive but not exclusive;
(k)references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;
(l)references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof;
(m)the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement;
(n)with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence;
(o)if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day;
(p)the term “made available” and words of similar import, when used in this Agreement shall mean the relevant information, documents, projections, estimates, forecasts or other material provided directly to Parent and Purchaser, including (i) in Company SEC Reports filed with the SEC’s EDGAR service or (ii) in the electronic data room for Project Thompson run by Intralinks and maintained by the Company for purposes of the Transactions; and
(q)references herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.”
Section 9.3    No Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement shall survive the Effective Time. This Section 9.3 shall not limit any covenant or agreement of the parties to this Agreement which, by its terms, contemplates performance after the Effective Time, which, in each case, shall survive in accordance with its terms and conditions.
Section 9.4    Governing Law. This Agreement, and any Legal Action or controversy arising out of or relating hereto or with respect to the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to conflict of law principles thereof; provided that any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way relating to this Agreement, the Commitment Letter or any of the transactions contemplated hereby, or any dispute arising out of or relating in any way to the

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Transaction Financing, the performance thereof or the transactions contemplated thereby shall be governed by, and construed in accordance with, the Laws of the State of New York without giving effect to any choice or conflict of law provision or rule whether of the state of New York or any other jurisdiction that would cause the application of Law of any jurisdiction other than the State of New York.
Section 9.5    Submission to Jurisdiction; Service. Each party to this Agreement (i) irrevocably and unconditionally submits to the personal jurisdiction of the federal courts of the United States of America located in the State of Delaware and the Court of Chancery of the State of Delaware, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that any actions or proceedings arising in connection with this Agreement or the Transactions shall be brought, tried and determined only in the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (the “Chosen Courts”), (iv) waives any claim of improper venue or any claim that those courts are an inconvenient forum and (v) agrees that it will not bring any action relating to this Agreement or the Transactions in any court other than the Chosen Courts. The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.7 or in such other manner as may be permitted by applicable Law, shall be valid, effective and sufficient service thereof. Notwithstanding anything herein to the contrary, each party to this Agreement acknowledges and irrevocably agrees that any action or proceeding, whether in contract or tort, at law or in equity or otherwise, against any Financing Source arising out of, or relating to, the transactions contemplated by this Agreement (including the Transaction Financing) shall be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, or if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York in the Borough of Manhattan (and the appellate courts thereof) and each party to this Agreement submits for itself and its property with respect to any such action or proceeding to the exclusive jurisdiction of such court and agrees not to bring any such action or proceeding in any other court.
Section 9.6    WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS (INCLUDING ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM INVOLVING ANY FINANCING SOURCE AND THEIR RESPECTIVE NONPARTY AFFILIATES). EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN

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THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.6.
Section 9.7    Notices. All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a party as shall be specified by like notice):
If to Parent or Purchaser, to:
c/o Coach, Inc.
10 Hudson Yards
19th Floor
New York, NY 10001
Attention:     Nancy Axilrod
E-mail:     naxilrod@coach.com
with a copy (which shall not constitute notice) to:
Fried, Frank, Harris, Shriver and Jacobson LLP
801 17th Street Northwest
Washington, DC 20006
Attention:     Brian Mangino
E-mail:     brian.mangino@friedfrank.com
If to the Company, to:
Kate Spade & Company
2 Park Avenue
New York, NY 10016
Attention:     Timothy F. Michno
E-mail:     tmichno@katespade.com
with a copy (which shall not constitute notice) to:
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Attention:     Robert B. Schumer
Justin G. Hamill
E-mail:     rschumer@paulweiss.com
jhamill@paulweiss.com
All such notices or communications shall be deemed to have been delivered and received (a) if delivered in person, on the day of such delivery (with written confirmation of receipt, by other than automatic means, whether electronic or otherwise), (b) if by electronic mail, on the day on which such electronic mail was sent; provided,

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that receipt is also personally confirmed by telephone, (c) if by certified or registered mail (return receipt requested), on the seventh (7th) Business Day after the mailing thereof or (d) if by reputable overnight delivery service, on the second Business Day after the sending thereof.
Section 9.8    Amendment. Subject to compliance with applicable Law, this Agreement may be amended with the approval of each of the Company Board and the board of directors of Parent at any time; provided, that following the Acceptance Time, this Agreement may not be amended in a manner that causes the Merger Consideration to differ from the Offer Price; provided further, that Section 6.15 (Payoff Letters); Section 9.4 (Governing Law); Section 8.7 (Fees and Expenses Following Termination); Section 9.5 (Submission to Jurisdiction; Service); Section 9.6 (Waiver of Jury Trial); Section 9.8 (Amendment); Section 9.11(No Third-Party Beneficiaries); Section 9.14 (Assignments); and Section 9.16 (Non-Recourse) (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of any such Section) shall not be amended in a manner that is adverse to any Financing Source without the prior written consent of such Financing Source. This Agreement may not be amended except by written instrument signed on behalf of each of the Parties.
Section 9.9    Extension; Waiver. At any time before the Effective Time, Parent and Purchaser, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or (c) subject to applicable Law, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.
Section 9.10    Entire Agreement. This Agreement (including the Exhibits and Annexes hereto), and the Company Disclosure Letter and the Confidentiality Agreement contain all of the terms, conditions and representations and warranties agreed to by the parties relating to the subject matter of this Agreement and supersede all prior or contemporaneous agreements, negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.
Section 9.11    No Third-Party Beneficiaries. Except (a) as provided in Section 6.6, (b) solely if the Acceptance Time occurs, the right of the Company’s stockholders that validly tendered their Shares in the Offer to receive the Offer Price in respect of such Shares, (c) solely if the Effective Time occurs, for the rights of the holders of Shares to receive the Merger Consideration to which they are entitled to receive in accordance with Article III, (d) for the right of the holders of Common Stock,

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Company Options and other Company Equity Awards to receive the payments contemplated by Section 3.3, and (e) for the Financing Sources in connection with Section 6.15 (Payoff Letters); Section 8.7 (Fees and Expenses Following Termination); Section 9.4 (Governing Law), Section 9.5 (Submission to Jurisdiction; Service), Section 9.6 (Waiver of Jury Trial), Section 9.8 (Amendment), Section 9.11 (No Third-Party Beneficiaries), Section 9.14 (Assignments), and Section 9.16 (Non-Recourse), the parties hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.
Section 9.12    Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, then (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.
Section 9.13    Rules of Construction. The parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. Subject to and without limiting the introductory language to Article IV and Article V, each party to this Agreement has or may have set forth information in its respective disclosure letter in a section of such disclosure letter that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not constitute an admission by such party that such item is material, that such item has had or would have a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or that the disclosure of such be construed to mean that such information is required to be disclosed by this Agreement.
Section 9.14    Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns. No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights or Liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion. Any purported assignment without such prior written consents shall be void.

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Section 9.15    Specific Performance. The parties to this Agreement agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chosen Courts, this being in addition to any other remedy at law or in equity, and the parties to this Agreement shall not be required to prove actual damages and hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. Each party hereto agrees that it will not assert that a remedy of specific performance is unenforceable or invalid or otherwise oppose the granting of an injunction, specific performance and other equitable relief on the basis that (a) the other party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity.
Section 9.16    Non-Recourse. Subject to the rights of the parties to the Commitment Letter under the terms thereof, none of the Persons that are expressly identified as parties in the preamble to this Agreement (the “Contracting Parties”), nor any of their respective Affiliates, shall have any rights or claims against any Financing Source, in connection with this Agreement, whether at law or equity, in contract, in tort or otherwise. For the avoidance of doubt, none of the Financing Sources, nor or any of the respective Affiliates, directors, officers, employees, agents and representatives, and no past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney or representative of any such Financing Source shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim (whether in contract, tort or otherwise) based on, in respect of, or by reason of (or in any way relating to), the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Commitment Letter, the transactions contemplated thereby or the performance thereof and the parties hereto agree not to assert any such claim or bring any action, suit or proceeding in connection with any such claim against any Financing Source or any of their respective Affiliates, directors, officers, employees, agents and representatives or any of their respective past, present or future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys or representatives.
Section 9.17    Obligations of Parent. Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, terms, conditions and undertakings of Purchaser under this Agreement in accordance with the terms hereof, including any and all monetary and other payment obligations and any such obligations, covenants, terms, conditions and undertakings that are required to be performed, discharged or complied with following the Effective Time by the Surviving Corporation.
Section 9.18    Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original

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of this Agreement. Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement. This Agreement shall become effective when, and only when, each party hereto shall have received a counterpart signed by all of the other parties hereto.
[Signature page follows]

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.
COACH, INC.

By:	/s/ Victor Luis
Name: Victor Luis
Title: Chief Executive Officer
CHELSEA MERGER SUB INC.

By:	/s/ Todd Kahn
Name: Todd Kahn
Title: President and Secretary
KATE SPADE & COMPANY

By:	/s/ Craig A. Leavitt
Name: Craig A. Leavitt
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex I

Offer Conditions
Notwithstanding any other provision of the Agreement or the Offer, Purchaser shall not be required to (and Parent shall not be required to cause Purchaser to) accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c), pay for any Shares validly tendered and not properly withdrawn pursuant to the Offer if any of the following conditions exist or have occurred and are continuing at the scheduled Expiration Time of the Offer:
(a)Minimum Tender Condition. The number of Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the DGCL), together with the Shares then owned by Parent and its wholly-owned Subsidiaries, do not represent at least one Share more than 50% of the then outstanding Shares (the “Minimum Tender Condition”).
(b)Legal Restraints. Any Restraint Authority shall have issued any Order, or any applicable Law or other legal restraint or prohibition of any such Governmental Authority shall be in effect, in each case that enjoins or otherwise prohibits consummation of the Offer or the Merger.
(c)Company Material Adverse Effect. Since the date of this Agreement, there has been any change, effect, event, occurrence, state of facts, or development that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect.
(d)Governmental Consents. Any waiting period (including any extension thereof) under the Antitrust Laws applicable to the consummation of the Offer or the Merger shall not have expired or been terminated, or all applicable consents required under applicable Antitrust Law shall have not been obtained.
(e)Representations and Warranties. (i) the representations and warranties of the Company contained in Section 4.1 (Organization and Power), Section 4.3 (Corporate Authorization), Section 4.4 (Enforceability), Section 4.8(a) (Capitalization) and Section 4.26 (Brokers) shall not be true and correct (except in each case for any de minimis inaccuracy) and (ii) all other representations and warranties of the Company contained in this Agreement shall not be true and correct in all respects, without regard to any “materiality” or “Company Material Adverse Effect” qualifications contained in them, at and as of the Acceptance Time, as though made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), with only such exceptions as would not individually or in the aggregate have a Company Material Adverse Effect. Parent shall not have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.
(f)Compliance with Covenants. The Company shall not have complied with or performed in all material respects its obligations, agreements and

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Annex I

covenants required to be complied with or performed by it prior to the Acceptance Time under the Agreement and such failure to comply or perform shall not have been cured by the Acceptance Time. Parent shall not have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.
(g)No Termination of Agreement. The Agreement shall have been terminated in accordance with its terms.
The foregoing conditions are for the sole benefit of Parent and Purchaser and, other than the Minimum Tender Condition, may be waived by Parent and Purchaser in whole or in part at any time and from time to time in their respective sole discretion, in each case subject to the terms and conditions of this Agreement and to the extent permitted by applicable Law. The failure by Parent, Purchaser or any other Affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.
The capitalized terms used in this Annex I shall have the meanings set forth in the Agreement to which it is annexed unless specifically defined in this Annex I.

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Exhibit A

Certificate of Incorporation

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